QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)

BIONOVA HOLDING CORPORATION
P.O. Box 1586
Nogales, Arizona 85628-1586
(609) 744-8105

TRANSACTION STATEMENT
Pursuant to Rule 13e-3 of the Securities Exchange Act of 1934

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

        This transaction statement (this "Statement") is being furnished by Bionova Holding Corporation, a Delaware corporation (the "Company"), Savia, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Savia"), Ag-Biotech Capital, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Savia ("Ag-Biotech"), and Mr. Alfonso Romo Garza, a Mexican citizen and Chairman of the Board, President and Chief Executive Officer of Savia to the holders of common stock of the Company in connection with the financial restructuring of the Company. Savia is the holder of the Promissory Note dated December 30, 2002, issued by the Company in the principal amount of $55,459,743.57 (the "Bionova Note"). Under the terms of the Bionova Note, all of the principal and interest on the Bionova Note became due and payable to Savia on December 31, 2003. The Company has not made any payments of principal or interest on the Bionova Note and, as of December 31, 2003, is in technical default of its payment obligations under the Bionova Note. As of December 31, 2003, the aggregate principal amount and accrued and unpaid interest under the Bionova Note was $79,799,547.57 (together with accumulated interest from January 1, 2004 to the date on which the Debt Forgiveness (defined immediately below) is consummated, the "Savia Debt").

        The restructuring will involve:

  •
  the satisfaction of $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note for 26,959,097 shares of the Company's common stock, the maximum number of authorized but unissued shares of common stock available for issuance by the Company under its Certificate of Incorporation (the "Exchange");

  •
  immediately prior to the effectiveness of the Merger, the forgiveness (the "Debt Forgiveness") by Savia of $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the Exchange, and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million); and

  •
  a short-form merger transaction (the "Merger"), in which the stockholders of the Company other than Savia or its affiliates (Ag-Biotech is the only affiliate of Savia that owns shares of the Company's equity securities) and other than holders who have demanded and perfected their statutory dissenters' rights will be "cashed-out" of their ownership of the Company's common stock at a price of $0.09 per share. Approximately 4,936,000 shares of the Company's common stock will be converted into the right to receive cash in the Merger in an aggregate amount of approximately $444,000.

        See "Summary of the Transactions."

        The Company's Board of Directors (the "Board") unanimously approved the Exchange. The Company, Savia, and Ag-Biotech have determined that the $0.09 per share cash consideration to be paid to "cash-out" stockholders of the Company (other than Savia and its affiliates) is fair to the those stockholders. The Board consists of five members, each of whom has relationships with Savia and may not be deemed to be independent. As there are no independent directors on the Board, a special committee of the Board was not formed to consider the Exchange or the terms of the Merger per share "cash-out" price. However, AgriCapital Securities Inc. ("AgriCapital"), acting as an independent financial advisor to the Board advised and assisted the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger. The Board designated Arthur Finnel, the Company's Chief Financial Officer, to be responsible for negotiating the terms of the Exchange, the Debt Forgiveness and the Merger with Savia, subject to approval of the Board. Mr. Finnel has been an officer or advisor to the Company since 1996. However, from 1995-1996, he was a financial planning consultant to Savia and from February 2002 through May 2002, while acting as an advisor to the Company, his advisory fees were paid by Savia. Mr. Finnel does not have any current relationship with Savia and will not have any relationship with Savia following the effectiveness of the Merger. The Board retained AgriCapital, which has had no prior relationship with Savia, to assist Mr. Finnel as he negotiated the terms of the Exchange, the Debt Forgiveness and the Merger. As described below, AgriCapital rendered an opinion on the fairness to the minority stockholders and the Company of the terms of the Exchange and the Merger, from a financial point of view.

        The Exchange will increase the Company's stockholders' equity from a negative $46.8 million to a negative $44.4 million, on a pro forma basis as of September 30, 2003. Additionally, as a result of the Debt Forgiveness, on a pro forma basis as of September 30, 2003, the balance of the Savia Debt that is outstanding following the consummation of the Exchange (which as of September 30, 2003 totaled approximately $78.1 million and which as of December 31, 2003 totaled approximately $79.8 million), will be canceled, the Company's stockholders' equity will further increase from a negative $44.4 million to a positive $30.2 million, and the Company will achieve an aggregate savings in interest expense of approximately $5.4 million for the nine months ended September 30, 2003 (which equates to approximately $7.2 million on an annual basis). See "Unaudited Pro Forma Financial Statements."

        The Exchange is being made on the basis of $0.09 per share of the Company's common stock, which is lower than the $0.14 closing price of the Company's common stock as of the last trading day prior to the date on which the Board approved the Exchange, but is the same per share consideration to be paid to "cash-out" unaffiliated stockholders of the Company in the Merger. In addition, as of December 31, 2003 the Company is in technical default of its payment obligations under the Bionova Note. If Savia determined to take action against the Company to collect the Savia Debt, the Company could be forced to pursue a liquidation or seek bankruptcy protection in which case it is very unlikely the unaffiliated stockholders of the Company would receive as much as $0.09 per share for their shares of the Company's common stock. Acting as an independent financial advisor to the Board, AgriCapital advised and assisted the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders, and assisted Mr. Finnel, as he negotiated the terms of the Exchange, the Debt Forgiveness and the Merger. AgriCapital, which has had no prior relationship with Savia, rendered its opinion to the Board that (i) the $0.09 per share Merger consideration to be paid to the Company's stockholders (other than Savia and its affiliates), is fair, from a financial point of view, to such stockholders and (ii) the issuance of shares of the Company's common stock in connection with the Exchange is fair, from a financial point of view, to the Company. See "Special Factors—Opinion of Financial Advisor—Exchange and Merger Consideration."

        In connection with the Exchange, the Company will issue 26,959,097 shares of the Company's common stock to Savia, the maximum number of authorized but unissued shares of the Company's common stock available for issuance under the Company's Certificate of Incorporation. Immediately following the Exchange, Savia will contribute these 26,959,097 shares of the Company's common stock to Ag-Biotech. Ag-Biotech will then contribute all of its shares of the Company's common stock (including the 18,076,839 shares it currently holds) and Series A Convertible Preferred Stock to Ag-Biotech Capital Inc. ("Newco"), a newly formed Delaware corporation and wholly-owned subsidiary of Ag-Biotech. Consequently, Newco will own more than 90% of the Company's outstanding common stock and 100% of the Company's outstanding Series A Convertible Preferred Stock. Newco would also have the right to convert its 200 shares of the Company's Series A Convertible Preferred Stock into

23,156,116 shares of the Company's common stock if the Company adopted and filed an amendment to its Certificate of Incorporation increasing the number of authorized shares of the Company's common stock to at least 70 million. Assuming such conversion, Newco would effectively own 93% of the Company's common stock immediately prior to the Merger. Newco will subsequently merge with and into the Company in a "short-form" merger under the laws of Delaware.

        The Merger will not require any vote or approval or other action by any of the Company, its stockholders or the Board. Although under Delaware law the Board is not required to act on or make any recommendation to stockholders on the Merger, the Board has indicated unanimously that it does not oppose the Merger. In the Merger, all of the shares of the Company's common stock and Series A Convertible Preferred Stock held by Newco will be canceled. Each share of the Company's common stock owned by the Company's stockholders other than Savia and its affiliates and other than holders who have demanded and perfected their statutory dissenters' rights will be converted into the right to receive $0.09 in cash and will automatically be canceled. Each option to acquire shares of the Company's common stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms following the effectiveness of the Merger, and holders of such options will be entitled to receive, upon the exercise of their options, the same consideration they would have been entitled to receive if they had exercised their options prior to the effectiveness of the Merger. Upon the effectiveness of the Merger, the separate existence of Newco will cease. Following the effectiveness of the Merger, the Company will terminate its reporting obligations to the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "1934 Act") and the Company's common stock will no longer be publicly traded on the over-the-counter market and quoted on the Pink Sheets' Electronic Quotation Service (the "Pink Sheets").

        NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THESE TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This Transaction Statement is dated February 4, 2004, and is first being mailed to the Company's stockholders on or about March 2, 2004. The Exchange, the Debt Forgiveness and the Merger will become effective approximately 20 days after the mailing of this Transaction Statement.

SUMMARY OF THE TRANSACTIONS

        The Company will become a private company in a merger in which unaffiliated stockholders will be paid $0.09 per share of the Company's common stock. As described in more detail below, the Company will first issue shares of the Company's common stock to its parent company, Savia, in satisfaction of part of the debt the Company owes to Savia. Savia will then consolidate its direct and indirect equity interests in the Company in a new subsidiary, Newco, which will effect a short-form merger with the Company. Though the Company's cash resources are severely limited and the Company is not able to repay the Savia Debt, Savia has agreed in principle to these transactions and to the cash payment to the stockholders in the Merger.

        The Company has sustained losses in every year since its formation in 1996. As a result of $163.7 million of cumulative net losses in the five years ended December 31, 2002 and a $4.6 million net loss for the first 9 months of 2003, the Company is in critical financial condition. As of September 30, 2003, the Company had a deficit in stockholders' equity of $46.8 million, an accumulated deficit of $218.5 million, and total liabilities of $123.8 million, of which approximately $78.1 million represented principal and accumulated interest under the Bionova Note. As of December 31, 2003 the amount of the Savia Debt had increased to approximately $79.8 million due to the additional interest expense incurred in the fourth quarter ended December 31, 2003. The Savia Debt became due and payable in its entirety to Savia on December 31, 2003 under the terms of the Bionova Note. The Company has not repaid and is not presently able to repay the Savia Debt. The Company has devoted considerable time since May 2000 pursuing efforts to dispose of assets and/or attract new investors. First, the Company attempted to find potential acquirers of or new sources of investment in the Company's fresh produce business. These efforts proved unsuccessful. The Company then attempted to find potential acquirers of assets of or strategic investors for the Company's technology business. These efforts also proved unsuccessful. Starting in 2002, Savia was no longer able to continue to provide financial support to the Company, which support had been necessary because of the Company's losses and negative cash flow from operations. During 2003, the Company's financial condition and results of operations continued to further deteriorate. In order to avoid the failure of the businesses of the Company, including a potential bankruptcy filing, the Company sought to restructure the Savia Debt with Savia and reduce the administrative and financial burden associated with the Company remaining a public company. Those efforts culminated in an Agreement in Principle dated as of February 2, 2004 by and between the Company and Savia (the "Agreement in Principle") to enter into the Exchange and effect the Debt Forgiveness and the Merger. The Exchange and the Debt Forgiveness will result in the cancellation of all of the Savia Debt, which the Company does not have the financial resources or ability to repay, and the Merger will eliminate the administrative and financial burden associated with the Company remaining a public company. See "Unaudited Pro Forma Financial Statements."

        The Board unanimously approved the Exchange and has determined not to oppose the Merger, and each of the Company, Savia and Ag-Biotech has determined that the $0.09 per share cash consideration to be paid to "cash-out" the Company's stockholders other than Savia or its affiliates is fair to those stockholders. The Board consists of five members, each of whom has relationships with Savia and may not be deemed to be independent. As there are no independent directors on the Board, a special committee of the Board was not formed to consider the Exchange or the terms of the Merger per share "cash-out" price. However, AgriCapital, acting as an independent financial advisor to the Board, advised and assisted the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders. The Board designated Arthur Finnel, the Company's Chief Financial Officer, to be responsible for negotiating the terms of the Exchange, the Debt Forgiveness and the Merger with Savia, subject to the approval by the Board. Mr. Finnel has been an officer or advisor to the Company since 1996. However, from 1995-1996, he was a financial planning consultant to Savia and from February 2002 through May 2002, while acting as an advisor to the Company, his advisory fees were paid by Savia. Mr. Finnel does not have any current relationship with Savia and will not have any relationship with Savia following the effectiveness of the Merger. AgriCapital, which has had no prior relationship with Savia, assisted Mr. Finnel as he negotiated the terms of the Exchange, the Debt Forgiveness and the Merger. AgriCapital rendered its opinion to the Board that (i) the $0.09 per share Merger consideration to be paid to the Company's stockholders (other than Savia and its affiliates), is fair, from a financial point of view, to such stockholders and (ii) the issuance of shares of the Company's common stock in connection with the Exchange is fair, from a financial point of view, to the Company. See "Special Factors—Opinion of Financial Advisor—Exchange and Merger Consideration."

STEP 1: EXCHANGE OF DEBT FOR COMMON STOCK

Exchange:	In the Exchange, the Company will issue to Savia 26,959,097 shares of the Company's common stock, which is the maximum number of authorized but unissued shares of the Company's common stock available for issuance under the Company's Certificate of Incorporation, in satisfaction of $2,426,318.73 of the principal amount of the Bionova Note.
Exchange Agreement:	The Exchange will be made pursuant to an Exchange and Stock Issuance Agreement (the "Exchange Agreement"), the execution and delivery of which is contemplated under the Agreement in Principle.

STEP 2: GOING PRIVATE TRANSACTION

Formation of Newco:	Immediately following the consummation of the Exchange, Savia will contribute to Ag-Biotech the 26,959,097 shares of the Company's common stock that it acquired pursuant to the Exchange. Ag-Biotech will form a new Delaware corporation named Ag-Biotech Capital Inc. ("Newco"). Ag-Biotech will contribute to Newco the 45,035,936 shares of the Company's common stock it will then hold (comprised of the 26,959,097 shares it receives from Savia following the consummation of the foregoing contribution and the 18,076,839 shares it currently holds) and 200 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share, (the "Convertible Preferred Stock") in exchange for 100% of the capital stock of Newco. Consequently, Newco will own 90.1% of the outstanding common stock of the Company and 100% of the outstanding Convertible Preferred Stock.
Debt Forgiveness:
Immediately prior to the effectiveness of the Merger, Savia will forgive $53,033,424.84 of the principal amount of the Bionova Note and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million), which represents all of the indebtedness under the Bionova Note that remains due and owing to Savia following the consummation of the Exchange. Consequently, the Company will cancel the Bionova Note.

Short-Form Merger:
Immediately following its formation and capitalization, Newco will effect a Delaware short-form merger of Newco with and into the Company, with the Company as the surviving corporation. No action is required by the Company's stockholders or Board under the relevant provisions of Delaware law with respect to a merger of a subsidiary, of which at least 90% of the outstanding shares of each class of its stock is owned by its parent corporation, with its parent corporation. Each share of the Company's common stock owned by the Company's stockholders other than Savia and its affiliates and other than holders who have demanded and perfected their statutory dissenters' rights will be converted into the right to receive $0.09 in cash and will automatically be canceled. Each option to acquire a share of the Company's common stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms after the effectiveness of the Merger, and holders of such options will be entitled to receive, upon exercise of their options, the same consideration they would have been entitled to receive had they exercised their options prior to the effectiveness of the Merger. All of the shares of the Company's common stock and Convertible Preferred Stock held by Newco will be canceled.
Appraisal Rights:
The Company's unaffiliated stockholders will have the right to dissent from the Merger, exercise their statutory right to appraisal in accordance with Delaware law, and have a court appraise the value of their shares of the Company's common stock. Stockholders electing this remedy must comply with the procedures of Section 262 of the Delaware General Corporation Law, a copy of which is attached as Exhibit A. Stockholders who demand and perfect their statutory right to appraisal will not receive the $0.09 per share paid to all other unaffiliated stockholders of the Company, but will instead receive the appraised value as determined by a court in accordance with the applicable provisions of Delaware law, which may be more or less than $0.09 per share. See "Special Factors—Appraisal Rights," and Exhibit A.
Merger Certificate:
The Merger will become effective at the time of the filing of the Certificate of Ownership and Merger (the "Merger Certificate"), with the Secretary of State of the State of Delaware. The execution and filing of the Merger Certificate by Newco is contemplated under the Agreement in Principle.
Effect of the Merger:
Upon the effectiveness of the Merger, the separate existence of Newco will cease and the Company will continue in existence as a private company wholly-owned by Savia. Following the Merger, the Company will terminate its reporting obligations to the SEC under the 1934 Act and the Company's common stock will no longer be traded on the over-the-counter market and quoted on the Pink Sheets. All of the property and liabilities of Newco will become the property and liabilities of the Company as a result of the Merger.

Conditions to Closing of the Exchange, The Debt Forgiveness and the Merger

        In order to comply with the technical requirements of Rule 13e-3 of the 1934 Act, Savia and the Company have not executed the Exchange Agreement prior to providing the unaffiliated public stockholders with 20 days' prior notice of the Exchange, the Debt Forgiveness and the Merger. While it is the intention of Savia to complete the Exchange, the Debt Forgiveness and the Merger 20 days after the mailing of this Statement, Savia will not proceed with the Exchange, the Debt Forgiveness and the Merger unless the following conditions are satisfied:

  •
  the passing of 20 days from the date of the mailing of this Statement;

  •
  the negotiation and execution of a definitive Exchange Agreement mutually acceptable to the Company and Savia;

  •
  the absence of any law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger;

  •
  there not having occurred any event that, in Savia's good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of the Company since the date of the Agreement in Principle;

  •
  the absence of any threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger;

  •
  the rendering of a fairness opinion to the Board by AgriCapital as to (i) the fairness, from a financial point of view, to the Company's unaffiliated stockholders of the Merger per share cash-out price to be paid to such stockholders and (ii) the fairness, from a financial point of view, to the Company of the issuance of shares of the Company's common stock in connection with the Exchange, which opinion is not withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger;

  •
  not more than 10% of the unaffiliated stockholders elect to exercise their statutory dissenters' rights in connection with and prior to the effectiveness of, the Merger; and

  •
  neither the Company nor Savia incurring significant expenses associated with the Exchange, the Debt Forgiveness or the Merger, other than approximately $650,000 of professional fees and other expenses that the Company contemplates will be incurred by the filing parties in connection with the preparation and dissemination of this Statement and the closing of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner.

Ownership Structure Diagrams

        The following diagrams illustrate the ownership relationships among the Company, Savia, Ag-Biotech and Newco as well as the effects of the Exchange, Debt Forgiveness and the Merger on the indebtedness of the Company to Savia under the Bionova Note:

  •
  prior to the Exchange;

  •
  after the consummation of the Exchange;

  •
  after the capitalization of Newco; and

  •
  after the effectiveness of the Merger.

Prior to the Exchange.

As of the date this Statement is being filed, the relationships of the filing parties and the Company's unaffiliated stockholders with respect to the subject matter of the going-private transaction are as follows:

After the Consummation of the Exchange.

In the Exchange, the Company will issue to Savia 26,959,097 shares of the Company's common stock in satisfaction of $2,426,318.73 of the principal amount of the Bionova Note, resulting in, among other things, a dilution of the public stockholders' ownership of the Company.

After the Capitalization of Newco.

Savia and Ag-Biotech will contribute all of their shares of the Company's common stock and Convertible Preferred Stock to Newco in order to effect the Merger.

After the Effectiveness of the Debt Forgiveness and the Merger.

Savia will forgive $53,033,424.84 of the principal amount that remains outstanding under the Bionova Note following the consummation of the Exchange and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million) immediately prior to the effectiveness of the Merger. As a result of the Merger, Newco will cease to exist and the Company will survive and continue as a wholly-owned subsidiary of Savia.

FREQUENTLY ASKED QUESTIONS

Q:	WHAT TRANSACTIONS ARE CURRENTLY CONTEMPLATED BY THE COMPANY, SAVIA AND AG-BIOTECH?
A:
Pursuant to the Exchange Agreement, Savia will credit $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note, all of the indebtedness under which became due and payable to Savia by its terms as of December 31, 2003, for 26,959,097 shares of the Company's common stock, the maximum number of authorized but unissued shares of common stock available for issuance under the Company's Certificate of Incorporation. Immediately following the Exchange, Savia will contribute to Ag-Biotech the 26,959,097 shares of the Company's common stock that it acquired pursuant to the Exchange. Immediately following the formation of Newco, Ag-Biotech will contribute to Newco the 45,035,936 shares of the Company's common stock it will then own (comprised of the 26,959,097 shares it receives from Savia following the consummation of the foregoing contribution and the 18,076,839 shares it currently holds) and 200 shares of Convertible Preferred Stock in exchange for 100% of the capital stock of Newco.

As a result of the foregoing transactions, Newco will own at least 90% of the outstanding shares of the Company's common stock and Convertible Preferred Stock, which are the only classes of stock of the Company which are outstanding. Immediately following its formation and capitalization, Newco will effect a Delaware short-form merger of Newco with and into the Company, with the Company as the surviving corporation. In the Merger, all of the shares of the Company's common stock and Convertible Preferred Stock held by Newco will be canceled. Each share of the Company's common stock owned by the Company's stockholders other than Savia and its affiliates and other than holders who have demanded and perfected their statutory dissenters' rights will be converted into the right to receive $0.09 in cash and will automatically be canceled. Each option to acquire shares of the Company's common stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms following the effectiveness of the Merger, and holders of such options will be entitled to receive, upon exercise of their options, the same consideration they would have been entitled to receive if they had exercised their options prior to the effectiveness of the Merger.

Immediately prior to the effectiveness Merger, Savia will forgive all of the indebtedness of the Company under the Bionova Note that remains due and owing to Savia following the consummation of the Exchange.
Q:	WHAT ARE THE PURPOSES OF AND REASONS FOR THE EXCHANGE, DEBT FORGIVENESS AND MERGER?
A:
The Company's business operations continue to incur losses, causing an ever-worsening cash and working capital position. The Company has been required and in all likelihood will be forced to continue to curtail operations, reduce its financial and administrative staffing, sell operating assets, sell equity interests or other participating interests in its operations to raise cash, and various combinations of the foregoing. The Company no longer has the resources to meet the requirements and pay the costs of being a public company. The Exchange, the Debt Forgiveness and the Merger are designed to restructure a significant portion of the aggregate indebtedness of the Company and its affiliates to Savia and reduce the administrative and financial burden associated with the Company remaining a public company. Furthermore, the Exchange, the Debt Forgiveness and the Merger provide the Company's unaffiliated stockholders with an immediate opportunity to realize some value for their shares of the Company's common stock, which would not necessarily be available in other restructuring transactions. See "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Stockholders and the Merger."

Q:	WHAT VOTE OF THE STOCKHOLDERS IS REQUIRED TO APPROVE THE TRANSACTIONS?
A:
None. Approval of the Company's stockholders is not required to effect the Exchange, the Debt Forgiveness or the Merger under any applicable law or regulation or any provision of the Company's charter documents.
Q:	WHAT ALTERNATIVES TO THE TRANSACTIONS DID THE BOARD CONSIDER?
A:
The Board considered the liquidation or bankruptcy of the Company and some or all of its subsidiaries, but due to the Savia Debt (defined below) and other obligations of the Company, the Board concluded that under either of these alternatives the unaffiliated stockholders would likely receive no value for their shares of the Company's common stock. The Board also considered a tender offer or reverse stock split, but concluded that neither of those transactions could be consummated with the same efficiency and cost-effectiveness as the Exchange, the Debt Forgiveness and the Merger. Moreover, because Savia's cooperation would be required to effect a going-private transaction and Savia indicated in the negotiation of the Exchange and the Merger that it would not support a transaction involving cash payments to the minority stockholders of more than $0.09 per share, the Board did not expect that either of those transactions would result in the unaffiliated stockholders receiving value in excess of $0.09 per share for their shares of the Company's common stock. Furthermore, given the Company's financial condition and the potential delay in consummating a tender offer or reverse stock split, either of those transactions would expose the unaffiliated stockholders to the risk of receiving no value for their shares if the Company was not be able to consummate either transaction. A more detailed discussion of these and other alternatives considered by the Board is set forth under the caption "Special Factors—Alternatives Considered."
Q:	WHAT IS THE RELATIONSHIP BETWEEN THE SAVIA DEBT, THE EXCHANGE AND THE DEBT FORGIVENESS?
A:
As of December 31, 2003, the Company is in technical default of its payment obligations under the Bionova Note. As of December 31, 2003, the aggregate principal amount and accrued and unpaid interest under the Bionova Note was $79,799,547.57 (together with accumulated interest from January 1, 2004 to the date on which the Debt Forgiveness is consummated, the "Savia Debt"). The Savia Debt is comprised of the $55,459,743.57 principal amount of the Bionova Note plus all accrued and unpaid interest on the Bionova Note, which as of December 31, 2003 totaled approximately $24.3 million.

Pursuant to the Exchange Agreement, Savia will credit $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note, all of the indebtedness under which became due and payable to Savia by its terms as of December 31, 2003, for 26,959,097 shares of the Company's common stock, the maximum number of authorized but unissued shares of common stock available for issuance under the Company's Certificate of Incorporation. This represents a price of $0.09 per share for the shares of the Company's common stock issued to Savia in the Exchange, which is equal to the per share cash consideration to be paid to "cash-out" stockholders of the Company other than Savia and its affiliates.

Immediately prior to the effectiveness of the Merger, Savia will forgive $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the Exchange, and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million). The cumulative effect of the Exchange and the Debt Forgiveness is to cancel the Savia Debt, which the Company does not have the financial resources or ability to repay.

Q:	WHAT WILL BE THE EFFECTS OF THE MERGER?
A:
Upon the effectiveness of the Merger, the separate existence of Newco will cease and the Company will continue in existence as a private company wholly-owned by Savia. Upon the transfer of the shares of the Company held by Ag-Biotech to Newco and the subsequent consummation of the Merger, by operation of law all of the property and liabilities of Newco will become property and liabilities of the Company. Following the Merger, the Company will terminate its reporting obligations to the SEC under the 1934 Act and the Company's common stock will no longer be traded on the over-the-counter market and quoted on the Pink Sheets. A more detailed discussion of these and other effects of the Merger is set forth under the caption "Special Factors—Effects of the Merger."
Q:	IS THE MERGER FAIR TO THE COMPANY'S UNAFFILIATED STOCKHOLDERS?
A:
The Company, Savia and Ag-Biotech believe that the transactions are fair to, and in the best interests of, the Company's unaffiliated stockholders, who will be cashed-out in the Merger. The Board does not oppose the Merger. AgriCapital, which has no prior relationship with Savia, advised and assisted the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders. AgriCapital assisted Arthur Finnel, Chief Financial Officer of the Company, as he negotiated the terms of the Exchange, the Debt Forgiveness and the Merger, subject to approval of the Board. Mr. Finnel has been an officer or advisor to the Company since 1996. However, from 1995-1996, he was a financial planning consultant to Savia and from February 2002 through May 2002, while acting as an advisor to the Company, his advisory fees were paid by Savia. Mr. Finnel does not have any current relationship with Savia and will not have any relationship with Savia following the effectiveness of the Merger. In addition, the Board considered the opinion of AgriCapital that (i) the $0.09 per share Merger consideration to be paid to the Company's unaffiliated stockholders, is fair, from a financial point of view, to such stockholders and (ii) the issuance of shares of the Company's common stock in connection with the Exchange is fair, from a financial point of view to the Company. See "Special Factors—Fairness of the Merger," "Special Factors—Procedural Fairness," "Special Factors—Factors Considered in Determining Substantive Fairness" and "Special Factors—Opinion of Financial Advisor—Exchange and Merger Consideration."
Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?
A:	Yes. You are entitled to appraisal rights under Delaware law if you follow the procedures described therein. See "Special Factors—Appraisal Rights" and Exhibit A.
Q:	WHEN WILL THE MERGER BE EFFECTIVE?
A:
The Merger will become effective upon the filing by Newco of the Merger Certificate with the Secretary of State of the State of Delaware, which is expected to occur approximately 20 days after the mailing of this Statement.
Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A:	No. You will receive a letter of transmittal and detailed instructions explaining the procedure for turning in your stock certificates and how to receive the cash payment.

SPECIAL FACTORS

Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger

        The primary purposes of the Exchange are to eliminate a portion of the Savia Debt that the Company does not have the financial resources or ability to repay and to facilitate a going-private transaction (which includes the Debt Forgiveness and the Merger), under which the balance of the Savia Debt can be restructured and the Company's unaffiliated stockholders can receive more value for their shares of the Company's common stock than under other alternatives considered by the Board. See "Special Factors—Alternatives Considered." The Company has never made any payments of principal or interest on the Savia Debt and, as of December 31, 2003, all of the principal and interest became due and payable to Savia. The Company has agreed in principle to enter into the Exchange immediately prior to the Merger and, in connection with the Exchange, the Debt Forgiveness and the Merger, Savia has agreed in principle to forgive the balance of the Savia Debt that will remain outstanding following the consummation of the Exchange immediately prior to the effectiveness of the Merger. The Company has continued to incur significant losses from operations and operating cash flow deficiencies for each of the three years in the period ended December 31, 2002. As a result, the reports of the Company's independent accountants on the Company's financial statements for each of the past three years have expressed a qualification that such losses and operating cash flow deficiencies raise substantial doubt about the Company's ability to continue as a going concern. Such qualification means that although the Company's financial statements are prepared on the assumption that the Company will continue as a going concern, there is uncertainty as to the Company's ability to significantly improve its financial position or its results from operations and as to its ability to meet its financial obligations (which includes its payment obligations with respect to the Savia Debt).

        The primary purposes of the Merger include enabling the Company to terminate the registration of its common stock under Section 12(g) of the 1934 Act, eliminating public ownership of its shares of common stock and reducing the administrative and financial burdens associated with the Company remaining a public company. The Board believes that the Company and its stockholders currently derive no material benefit from registration under the 1934 Act, and that any such potential benefits would be even less as a result of the Exchange and resulting reduction in the percentage of outstanding common stock of the Company held by the public stockholders.

        Because the Company has more than 300 stockholders of record and its common stock is registered under Section 12(g) of the 1934 Act, the Company is required to comply with the disclosure and reporting requirements under the 1934 Act. However, because of the financial condition of the Company, the relatively thin trading market and the limited liquidity of the common stock, the Company has not been able to utilize the shares of its common stock as a source of financing for its capital needs or otherwise realize any benefits of public ownership. In light of the Company's current size and resources, the Board does not believe that the costs of remaining public are justified, nor does the Board believe that the stockholders are benefiting from public ownership of the Company. Furthermore, the Board believes that it is in the Company's best interests to eliminate the administrative and financial burdens associated with being and remaining a public company. The Board has decided to engage in the going-private transaction at this time because all of the Savia Debt is currently due and payable to Savia, the Company is trying to avoid the expenses of preparing and filing the Company's annual report on Form 10-K for the year ended December 31, 2003 and trying to relieve itself of the administrative and financial burdens associated with the Company remaining a public company.

        There is minimal trading of the shares of the Company's common stock and, therefore, the investment of the Company's stockholders is relatively illiquid. On November 28, 2003, the Company's common stock was delisted from the American Stock Exchange (the "AMEX") because the Company was not able to meet the standards established by the AMEX for continued listing of the Company's common stock. Even when the Company's common stock was listed on the AMEX, however, the stock was relatively thinly traded—the average trading volume from January 1, 2003 through November 28, 2003 was approximately 2,400 shares per day—and there were few market makers and analysts following the Company's performance. These problems are exacerbated now that the Company's common stock is trading on the over-the-counter market and quoted on the Pink Sheets. As a result, the public markets provide little liquidity for the Company's stockholders, particularly those stockholders with larger equity positions in the Company. Since the Company's shares are thinly traded, it may be difficult for stockholders to cash-out without affecting the market price of the Company's common stock. In addition, stockholders of the Company owning limited amounts of the Company's common stock have limited liquidity because typical transaction costs for the public sale of their shares in most cases represent a large percentage of the value of their holdings at current market prices. The going-private transaction described in this Statement will allow these stockholders to liquidate their holdings at a fair value without these transaction costs.

        The Company has maintained its registered status in the past in order to provide a trading market for its stockholders; however, its stockholders have not made significant use of that trading market. The Company had approximately 1,520 stockholders of record as of January 27, 2004, of which 1,322 stockholders each owned fewer than 100 shares, and of these 1,322 holders who owned fewer than 100 shares, 323 holders owned fewer than 10 shares. The average volume of trading from January 1, 2003 through November 28, 2003 (while the Company was still listed on the AMEX) averaged just under 2,400 shares per day.

        The Board also believes that there are considerable costs and burdens to the Company in remaining a public reporting company. The cost of complying with the reporting requirements of the 1934 Act is substantial, and together with other costs associated with being a public company represent an estimated annual cost of approximately $1 million. The major components of these costs are (i) auditors—$330,000, (ii) legal fees—$200,000, (iii) directors and officers' insurance—$260,000, (iv) printing and distribution of annual report—$50,000, (v) annual meeting—$25,000, (vi) preparation, distribution, and/or filing of press releases and other SEC reports—$40,000, (vii) stock transfer agent services—$30,000, and (viii) other miscellaneous costs—$30,000. These amounts are estimates, and the actual savings to be realized may be higher or lower than anticipated. In addition to the direct costs incurred, management and employees are required to devote their time and energy to completing the periodic reports required of U.S. publicly traded companies under the 1934 Act. In going private through the Merger, the Company will eliminate or reduce many of these direct and indirect costs. Thus, in addition to the approximately $1 million in direct annual savings the Company expects to realize following the effectiveness of the Merger, the Company expects that management and employees will be able to focus more of their time and effort on the operation of the business.

        As a result of recent corporate governance scandals and the legislative and litigious environment resulting from those scandals, the costs of the Company being a public company in general, and the costs of remaining a public company in particular, are expected to increase dramatically in the near future. For example, directors' and officers' insurance premiums on the Company's directors' and officers' liability insurance policy have increased and may increase again. Moreover, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation will likely increase audit fees, legal fees and other costs of compliance, and by increasing the potential liability of the Company's officers and directors, will likely result in further increases in the Company's insurance premiums and difficulty in attracting qualified independent persons to serve on the Board. In light of the Company's current financial condition and resources, the Board does not believe that such costs are justified. In addition, the Company has been unable to find independent directors to serve on the Board.

        The Board believes that it is in the Company's best interests to eliminate the administrative and financial burden associated with the Company remaining a public company. For example, to comply with the reporting requirements of the Sarbanes-Oxley Act, the Company will need to undertake a significant effort to document and test, and where necessary develop and/or revise, its internal controls. The Company does not have the expertise or the manpower to undertake this effort on its own. The Company expects that it would have to hire external contractors to conduct the majority of the work. Making the effort even more complex is the range of the Company's operations which are spread across three countries. Bionova believes the expenses of these external contractors would exceed $400,000 during 2004 to complete this work effort. While complying with the Sarbanes-Oxley Act is not expected to impact Bionova's commercial operations directly, the Company might need to sell operating assets or to divert funds otherwise available for business investment in order to assure that it has sufficient resources to comply with the law.

        On October 15, 2003, the Company was informed of the intention of the AMEX to proceed to file an application with the SEC to strike the Company's common stock from listing and registration on the AMEX. The AMEX Staff stated this action was being taken because the Company is not in compliance with three of the standards for continued listing, as follows: (1) the Company's stockholders' equity is less than $2 million and it has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years; (2) the Company's stockholders' equity is less than $4 million and it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years; and (3) the Company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether it will be able to continue operations and/or meet its obligations as they mature. On November 24, 2003, the Company was informed that its appeal to retain the listing and registration of the Company's common stock on the AMEX was rejected by the Listing Qualifications Panel of the AMEX Committee on Securities. The subsequent suspension of trading of the Company's common stock on the AMEX on November 28, 2003 had a further negative impact on the trading market for the Company's public stockholders, as the Company's common stock is now trading on the over-the-counter market and quoted on the Pink Sheets.

        Approximately 78.6% of the outstanding shares of the Company's common stock are held by Ag-Biotech. In addition, Ag-Biotech owns 200 shares of Convertible Preferred Stock, which, upon the adoption and filing by the Company of an amendment to its Certificate of Incorporation increasing the authorized number of shares of the Company's common stock to at least 70 million, is convertible into 23,156,116 shares of the Company's common stock, which would result in Ag-Biotech effectively owning 89.3% of the Company's common stock prior to the Exchange.

        There is a limited and illiquid market for the Company's common stock, and the Board believes there is little likelihood that a more active market will develop in the foreseeable future. Even if the Company's financial performance were to improve, the Board believes that at this time there is little public demand for the common stock of small, fresh produce companies with a history of operating losses and low stock values. Moreover, the fact that one stockholder, Ag-Biotech, owns nearly 80% of the outstanding shares of the Company's common stock may limit further liquidity and demand for the Company's common stock. As a result of the limited trading market and high level of debt, the Company is not in a position to help create a more liquid market for trading in its common stock, use its public company status to raise capital through sales of securities in a public offering or acquire other business entities or properties using its securities as consideration. The Company's ability to expand its business has been limited during the past two years, and future expansion plans are limited, due to the Company's inability to raise capital.

        In view of the fact that the Company's operations do not generate sufficient funds to support the costs of being a public company, going private presents an opportunity to reduce operating costs and in light of the relatively minor benefit the Board believes the stockholders have received as a result of its public company status, the Board believes the Merger is in the best interest of the Company and its stockholders. On January 19, 2004, the Board unanimously approved the issuance of approximately 27 million shares of its common stock to Savia pursuant to the terms and conditions of the Agreement in Principle, recognizing that these actions would facilitate the Merger and the consummation of the going-private transaction described in this Statement.

        Each of the parties furnishing this Statement has indicated the following principal purposes for pursuing the Exchange, the Debt Forgiveness and the Merger:

        Savia and Ag-Biotech.    In spite of Savia's current majority ownership of the Company's common stock, through its ownership of Ag-Biotech, the public trading market for such stock has been of little use to Savia, and Savia has not, during the last three years, sold any shares into the market to obtain a return on its investment. Following the Exchange, Savia will, together with Ag-Biotech, own more than 90% of the Company's common stock and 100% of the Convertible Preferred Stock. In addition, if the Company adopted and filed an amendment to its Certificate of Incorporation increasing the authorized number of shares of common stock to at least 70 million, the exercise of Ag-Biotech's right to convert its 200 shares of Convertible Preferred Stock into 23,156,116 shares of the Company's common stock would result in Savia and Ag-Biotech together owning 93.2% of the Company's common stock following the Exchange. While the Exchange will result in a greater risk to Savia in receiving a return on its substantial direct and indirect investment in the Company, it will reduce the administrative costs of the Company and provide a better opportunity for future success. With so few shares of common stock in the hands of the public stockholders, Savia and Ag-Biotech do not believe the costs and risks of the Company remaining a public company are justifiable and therefore believe the Merger is in the best interests of the Company and its stockholders.

        The Company.    The Board believes strongly that the Exchange, the Debt Forgiveness and the Merger are in the best interests of the Company and has unanimously approved the Exchange. The Board believes that the Company's current financial condition threatens its ability to continue as an operating business. Over the past two years, continuing and substantial losses have forced the Company to close its research and development operations, reduce administrative and financial staff, significantly curtail the growing and distribution activities of its agricultural subsidiaries and enter into partnerships to fund its remaining growing activities that substantially reduce the potential profitability of those activities. The reduced produce distribution volumes raise doubts about the Company's U.S. subsidiaries' ability to meet the financial covenants under their loan agreements and to renew the financing (or obtain alternative financing) upon maturity of their outstanding debt. Moreover, as of December 31, 2003, the Company is in technical default on its payment obligations under the Bionova Note to repay the Savia Debt. The Company does not have the financial resources or ability to repay the Savia Debt and if Savia were to invoke its remedies and foreclose on the Company's properties, the Company would be forced to seek bankruptcy protection which would likely lead to a complete liquidation. Although the Company will not be required to approve the Merger following the consummation of the Exchange, the Board has indicated unanimously that it does not oppose the Merger.

        The Board believes that the marginal benefit provided by the public trading market for its common stock does not justify the expense of periodic reporting to the SEC. Because of the financial condition of the Company, the thin trading market for its common stock and the limited liquidity of its common stock, the Company has not been able to utilize its shares of common stock as a source of financing for its capital needs or otherwise realize any benefits of public ownership. In light of the Company's current financial condition and resources, the Board does not believe that the considerable administrative and financial costs to the Company of remaining a public company are justified, nor does the Board believe that the stockholders of the Company are benefiting from public ownership of the Company. Furthermore the Board believes that it is in the Company's best interests to eliminate the administrative and financial burdens associated with being and remaining a public company.

Therefore, the Board has determined that it is essential for the Company to pursue the going-private transaction described in this Statement. Given the magnitude of the Savia Debt and the Company's poor business performance, the Company views Savia's willingness to enter into the Exchange, the Debt Forgiveness and the Merger as creating the best opportunity for its unaffiliated stockholders to receive value for their shares of the Company's common stock.

        In addition to the continuing deterioration of the Company's financial condition and results of operations, Savia, which has historically provided financial support to the Company, is no longer in a financial position itself to continue providing such support. Examples of Savia's historic financial support to the Company include:

  •
  In October 1998, Bionova International, Inc., a wholly-owned subsidiary of Savia, made a capital contribution of $30 million to the Company in exchange for 5,217,391 shares of the Company's common stock, representing a price of $5.75 per share. The Company used the proceeds of this transaction to repay debt of affiliated companies and for working capital needs.

  •
  In March 2000, Savia paid off, and thereby assumed, $100 million of floating rate notes plus accumulated interest thereon on behalf of the Company. Savia agreed to defer all interest payments on this debt. In December 2000, Savia, through its wholly-owned subsidiary, Bionova International, Inc., capitalized $63.7 million of this debt through the Company's issuance of the 200 shares of Convertible Preferred Stock.

  •
  In 2001, Savia provided $7.5 million in operating funds to support the Company's technology business.

In the wake of its own financial difficulties and following its own restructuring, Savia has indicated to the Company that it can no longer financially support the Company.

Background of Transaction

        At various times over the past several years, the Board and the management of the Company has considered the desirability of a going-private transaction involving the Company, along with potential strategic combinations and other options to financially restructure the Company. The Board and management of the Company realized that the Company was not realizing any benefits from being a public company and that the low trading volumes in the Company's common stock was not providing the Company's stockholders with a reasonable level of liquidity or return on investment. In addition, the Board and management of the Company recognized that the Company's being a public company results in increased regulatory requirements and compliance costs (including audit fees) which have been difficult for the Company to sustain, especially given its limited cash resources and resulting cutbacks in administrative personnel. However, the Board acknowledged that any going-private transaction (that did not involve a bankruptcy filing) could not be accomplished without the agreement of Savia, either because Savia's cooperation is required in a liquidation or reverse stock split context, or because Savia's participation is required in a tender offer or merger context. Furthermore, given the financial condition of the Company, its limited cash resources, and the Savia Debt, no going-private transaction structure could be expected to result in any cash payments to the Company's stockholders without Savia's agreement to make some accommodation regarding the Savia Debt. Having determined that a going-private transaction would be in the Company's best interest, the Board, all of the members of which are affiliated with Savia, contacted Savia to explore the possibility of Savia's initiating or participating in a going-private transaction.

        Beginning in September 2003, the management of the Company began to discuss with representatives of Savia possible transaction structures for taking the Company private, including the possibility of capitalizing some or all of the Savia Debt. The Company and Savia analyzed various transaction structures and related tax consequences.

        On December 5, 2003, the Company retained AgriCapital Securities Inc. as its exclusive financial advisor and investment banker in connection with a potential financial restructuring of the Company involving the restructuring of the Savia Debt and a going-private transaction involving Savia.

        By letter dated December 11, 2003, Savia proposed to the Company the Exchange, the Debt Forgiveness and the Merger and indicated its willingness to offer the Company's unaffiliated stockholders $0.05 per share of the Company's common stock to "cash-out" such stockholders in a short-form merger involving the Company and a merger subsidiary of Savia (the "Savia Proposal"). In the December 5 letter, Savia noted that the Savia Debt had grown to over $78 million, all of which would come due on December 31, 2003. Furthermore, Savia stated that based on the Company's financial condition (including "the Company's continuing significant operating losses and cash flow deficiencies"), Savia did not believe the Company would be able to repay or refinance the Savia Debt. Savia gave as one reason for its proposal that it is in the best interests of the Company's unaffiliated stockholders to avoid bankruptcy of the Company, and stated its belief "that the proposed restructuring is in the best interests of all of the stockholders of the Company, and provides the unaffiliated stockholders with an opportunity to receive value for their shares in the Company."

        On December 16, 2003, Arthur Finnel, the Company's Chief Financial Officer, contacted Enrique Osorio, Savia's Chief Financial Officer, to discuss the Savia Proposal. Mr. Osorio explained the rationale underlying Savia's valuation of the Company's common stock and Mr. Finnel explained that the Board would probably find Savia's offer to pay the Company's unaffiliated stockholders $0.05 per share in cash for each share of the Company's common stock canceled in a short-form merger to be inadequate.

        On December 17, 2003, the Board met to consider the Savia Proposal. This meeting was attended by the Company's corporate counsel, who discussed with the Board the directors' fiduciary duties in connection with considering the Savia Proposal and the importance of having a representative of the Company who does not have potential conflicts of interest vis-à-vis Savia conducting the negotiations with Savia. This meeting was also attended by representatives of AgriCapital, who presented their preliminary observations regarding the Savia Proposal. The Board designated Mr. Finnel as the Company's representative to negotiate with Savia.

        On December 22, 2003, the Board met again to further consider the Savia Proposal. Mr. Finnel summarized the status of his previous discussions with Mr. Osorio, and representatives of AgriCapital presented the preliminary results of their financial analysis of the Company and the value of the Company's common stock. The Board discussed the financial model and the assumptions and projections that would be used to refine the valuation analysis.

        On January 4, 2004, Mr. Finnel telephoned Mr. Osorio and made a counteroffer of $0.14 per share of the Company's common stock to be paid to the Company's unaffiliated stockholders in the proposed short-form merger. Mr. Finnel explained to Mr. Osorio that the $0.14 per share cash-out merger consideration was consistent with the preliminary results of the valuation analysis being performed by AgriCapital and was consistent with recent market prices for the Company's common stock as reported on the Pink Sheets.

        On January 5, 2004, Mr. Osorio telephoned Mr. Finnel to discuss the counteroffer. Mr. Osorio indicated that Savia's valuation of the Company indicated that even a cash-out merger payment of less than $0.05 per share to the Company's unaffiliated stockholders would represent a premium over the per share value of the Company's common stock. Mr. Osorio cited Savia's continuing doubts regarding the Company's ability to satisfy its outstanding liabilities other than the Savia Debt. However, in the interest of facilitating the proposed going-private transaction, Mr. Osorio told Mr. Finnel that Savia would be willing to increase its original offer of $0.05 per share to $0.07 per share in cash to be paid to the Company's unaffiliated stockholders.

        On January 6, 2004, the Board met to consider the status of the proposed going-private transaction. Mr. Finnel reported his recent discussions with Mr. Osorio and indicated that he would be developing his response to Mr. Osorio based on revised projections of the Company's business which were then in the process of being finalized.

        On January 7, 2004, Mr. Finnel called Mr. Osorio. He explained that the Company's fourth quarter results had fallen below expectations and that the Company would not have the resources to reduce supplier payables to the levels presented in earlier projections. Though revised projections were not yet available, Mr. Finnel indicated that based on the Company's weakening financial condition, the Company would consider a transaction in which the Company's unaffiliated stockholders would receive $0.12 per share of the Company's common stock.

        On January 8, 2004, Mr. Finnel and Mr. Osorio held a lengthy negotiation in which Mr. Osorio continued to question the financial condition of the Company and the Company's ability to meet its projections, especially in light of the poor fourth quarter performance and history of missing its projected revenue and earnings targets. Mr. Osorio said he was not willing to increase Savia's offer and ended the negotiation session.

        On January 12, 2004, Mr. Finnel and Mr. Osorio resumed their negotiations. After significant further discussion of the value of the Company, Mr. Osorio again declined to increase the Savia offer.

        On January 13, 2004, Mr. Finnel and Mr. Osorio again discussed the transaction and the potential benefits to both the Company and Savia of consummating the Merger, including the reduction in the Company's legal and accounting fees that would result from the Company no longer being subject to public company reporting requirements. Without agreeing that the value of the Company warranted any increase in the Savia offer, Mr. Osorio indicated that Savia would be willing to offer the Company's unaffiliated stockholders $0.09 per share of the Company's common stock in the interest of facilitating the transaction. When Mr. Finnel questioned Mr. Osorio regarding additional negotiations, Mr. Osorio said that Savia would not be willing to increase the offer beyond this $0.09 per share. Mr. Finnel said he would discuss the increased offer with the Company's financial advisors.

        On January 19, 2004, the Board met to consider the revised offer. After reviewing the proposed transaction structure, Mr. Finnel reported on his negotiations with Savia and the proposal that the Exchange and the Merger be effected based on a price of $0.09 per share. Mr. Garcia, the Company's Chief Executive Officer, reported on the Company's preliminary fourth quarter results, the difficult market conditions facing the Company in the first quarter of 2004, and the uncertainties regarding the Company's ability to continue its business without having to continue raising cash through the sale of operating assets. Mr. Garcia then asked representatives of AgriCapital, the Company's independent financial advisor, to present their opinion of the Exchange and the Merger from a financial point of view. Representatives of AgriCapital described the due diligence and various financial analyses they had performed in the course of their evaluation of the Exchange and the Merger. They reported that the $0.09 price per share to be paid in the Merger was higher than the per-share values implied by all of the valuation methodologies they used in analyzing the proposal. AgriCapital then rendered its oral opinion, subsequently confirmed in writing, that as of January 19, 2004 and subject to and based on the various assumptions made, procedures followed, matters considered and limitations of the review undertaken, the per share cash consideration to be received by the holders of the Company's common stock (other than Savia and its affiliates) in the Merger is fair, from a financial point of view, to such holders, and the issuance of shares of the Company's common stock to Savia in connection with the Exchange is fair, from a financial point of view, to the Company. The Board questioned management and the Company's financial and legal advisors at length and an extended discussion ensued. The discussion included a review of the alternatives to the Exchange, the Debt Forgiveness and the Merger and the reasons for proceeding with the Exchange, the Debt Forgiveness and the Merger, including the Company's critical financial condition, the Company's inability to support the costs and other obligations of continuing as a public company, and that this transaction allows the Company both to restructure the Savia Debt and to provide liquidity to the Company's unaffiliated stockholders. Based in part on the opinion of AgriCapital as well as the other factors discussed in this Statement, the Board unanimously approved the Exchange and unanimously determined not to oppose the Merger.

        On February 2, 2004, the Company and Savia entered into the Agreement in Principle in which they expressed their intent, subject to several conditions, to execute and deliver the Exchange Agreement and proceed with the Exchange, the Debt Forgiveness and the Merger. In the Exchange Agreement, the Company and Savia will agree, among other things, that the Company will place $300,000 into a restricted cash account for a period of up to one year from the date of the Exchange Agreement to cover potential director and officer indemnification obligations and related litigation expenses.

        The Board, Savia and Ag-Biotech determined that based upon the factors and reasons described in "—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger," it was in the Company's best interest to pursue the Exchange, the Debt Forgiveness and the Merger. The Board, Savia and Ag-Biotech concluded that the preferred method for the Company to go private after consummation of the Exchange would be the Merger.

Alternatives Considered

        The Company began reviewing options for its financial future as early as April 2000. At that time, Bionova's Board determined that it would be in the best interests of shareholders to focus the Company on the Company's technology business and the technology initiatives that had emerged over the course of the prior year. The Board also concluded that the Company's fresh produce business (fresh produce, farming and distribution), which had lost money in each of the preceding four years, was no longer a critical component of the core technology activity. Therefore, Company management was directed to take immediate actions to limit losses in the fresh produce business and to evaluate and pursue strategic and restructuring alternatives, including the possible divestiture of parts or all of this business segment.

        Shortly thereafter, Savia expressed an interest in acquiring the Company's fresh produce business. In May 2000, the Board appointed Gerald Laubach and Evelyn Berezin, the Company's two independent directors, to a Special Committee to pursue the potential sale of the fresh produce business. The Special Committee retained U.S. Bancorp Piper Jaffray, Inc. ("Piper Jaffray") as its investment banker to assist it in reviewing proposals and in any negotiations with Savia and other prospective buyers. Piper Jaffray also agreed to assist the Special Committee in negotiations with Savia regarding the possible conversion of the Company's existing debt to Savia into common or preferred stock or convertible debt of the Company and to render fairness opinions in conjunction with certain transactions coming out of this effort.

        Piper Jaffray subsequently prepared materials to provide an overview of the Company's fresh produce business for prospective acquirers along with a list of parties for whom a transaction of this sort might be strategic. After reviewing data on prospective buyers, Piper Jaffray prepared a list of 19 potential buyers for the business who were believed to have the financial ability to complete a deal. Concurrently with these efforts, Piper Jaffray engaged in extensive discussions with Savia and negotiated a tentative "package" that included the purchase of the fresh produce business, a recapitalization of the debt, and cash support for the Company's technology business during 2001. Before entering into an agreement with Savia, the Special Committee then asked Piper Jaffray to make calls to several of the prospective buyers of the fresh produce business to discuss their potential interest, which was subsequently done. While several of the companies contacted expressed an interest in seeing the materials that had been prepared, in the view of Piper Jaffray none of these companies appeared to have a strong interest in acquiring the business. Based on this market feedback and the

Company's need to solve all of the issues addressed by the tentative package negotiated with Savia, the Special Committee elected to approve a series of transactions with Savia which included the sale of the fresh produce business as well as restructuring a portion of the Company's outstanding debt to Savia and ensuring Savia's continuing financial support of the technology business. In announcing the transactions to the public through press releases and the Company's filings with the SEC, the Company stated that it would entertain competing bids for the fresh produce business and that there would be no breakup fee if a competing transaction were completed. The Company did not receive any indication of interest from any other company and did not receive any competing offers. In December 2000, the Company entered into binding agreements with Savia to restructure its debt and to sell the fresh produce company.

        During 2001, it became clear to the Board that the Company's technology business would need additional capital in order to pursue its business plan. Pending resolution of the future of the technology business, the Company indefinitely postponed the sale of the fresh produce business to Savia. From September 2001 through April 2002, the Company undertook significant efforts to identify new sources of investment in the Company's technology business and/or potential acquirers of patents in an effort to raise sufficient funds to continue pursuing research and development activities. An investment banker, Ridgewood Group International, Ltd. was retained for a three month period beginning September 1, 2001 to provide advice, make contacts, and negotiate possible transactions with strategic and/or financial investors in the Company's technology business. While several possible sources of capital were identified through this effort, subsequent discussions were unsuccessful in reaching any acceptable transactions. From December 2001 through March 2002 the Company engaged in confidential and substantial discussions with three separate companies in the agricultural biotechnology industry to form a partnership or sell the Company's technology assets. Once more, none of these negotiations proved successful. Finally, in March 2002, the Company put together a summary document detailing its portfolio of technology patents along with a solicitation letter requesting offers to purchase or license one or more of these technologies. This offering was sent to approximately 15 companies who were determined to be the primary parties that might be interested in these technologies. With the exception of a later sale and license of technology to Monsanto Company in July 2002 for $1 million, these efforts proved unsuccessful. As a consequence of the failure to raise any substantial amount of new capital or identify potential future sources of capital, the Company shut down its research and development activities in June 2002.

        During the past few years, the Company's management has been addressing the Company's financial condition by selling non-core assets of the fresh produce business and selling and licensing its intellectual property. See "Contracts, Transactions, Negotiations and Agreements—Significant Corporate Events." The results of these efforts, however, have not been sufficient to enable the Company to meet its ongoing cash requirements.

        Due to the results of these past efforts to sell the two major business segments of the Company, the continuing deterioration of the Company's business and financial condition, and the perception in the market of the Company's historically poor operating results, on December 17, 2003 the Board determined it to be in both the Company's and its public stockholders' best interests to pursue the going-private transaction described in this Statement after having considered the following alternatives:

  •
  Liquidation. The Board considered liquidating the Company's assets in accordance with a plan of liquidation (possibly under Chapter 7 of the U.S. Bankruptcy Code) and distributing the net proceeds. The Board determined that a liquidation of the Company was not appropriate at the present time. Given the need to sell all of the Company's properties within a relatively short period of time in the context of a full liquidation, the Company's management estimated that it is likely that the prices that would be received for the assets would be lower in a fire-sale or liquidation type of sale. In a liquidation, the Company would be required to pay its creditors and the holders of Convertible Preferred Stock before making any distribution to its common stockholders, and there would be no possibility of raising sufficient liquidation proceeds to do so.

    Furthermore, the Board considered that the Company's public stockholders would not receive any value for their shares in a liquidation. As of September 30, 2003:

    •
    the Company's Mexican subsidiaries owed in excess of $4.0 million to trade creditors (most of which is past due) and owed approximately $22.1 million to Savia and its subsidiaries (which is not part of the Savia Debt);

    •
    the Company's U.S. subsidiaries owed approximately $2.9 million in bank debt (which is currently in technical default), approximately $1.0 million to trade creditors and approximately $1.3 million to Savia (which is not part of the Savia Debt); and

    •
    the Company's Canadian subsidiary owed approximately $2.2 million to trade creditors.

            The Company concluded that even if its Mexican subsidiaries could liquidate their assets within a reasonable period of time, the proceeds would not be sufficient to satisfy all of their respective creditors, and even if its U.S. subsidiaries could liquidate their assets within a reasonable period of time, the proceeds would not be substantially more than the amount required to satisfy their respective creditors. While the liquidation of the Company's U.S. and Canadian subsidiaries might result in some liquidation proceeds being made available to the Company, the Company would be obligated to satisfy its creditors before it could make any distribution to the holders of its Convertible Preferred Stock and common stock. The Company's largest creditor is Savia, which as of December 31, 2003 is owed approximately $79.8 million under the Bionova Note (this is included in the Savia Debt). The Company would not have sufficient proceeds to satisfy the Savia Debt in any liquidation of the Company and its subsidiaries. Additionally, in any liquidation of the Company and its subsidiaries, Ag-Biotech, as the holder of 200 shares of Convertible Preferred Stock, would be entitled to receive $2 million before any distribution could be made to the Company's common stockholders. Therefore, without some accommodation by Savia with respect to the Savia Debt, the Company's common stock would have no value in a liquidation.

  •
  Bankruptcy Reorganization. The Board considered filing a voluntary petition for reorganization of the Company under Chapter 11 of the U.S. Bankruptcy Code. The Board determined not to proceed with a bankruptcy reorganization of the Company due to the time and expense involved. Furthermore, given the poor operating and financial history of the Company, the Board had substantial doubt that it would be successful in convincing the Bankruptcy Court of the likelihood of success in a reorganization. In addition, the Board considered that vendors of the Company's distributing subsidiaries may not continue to work with the Company's subsidiaries in the event of a bankruptcy reorganization. Finally, the Board considered that the Company's public stockholders would not receive anything for their shares in a bankruptcy reorganization.

  •
  Tender Offer. A cash tender offer to the Company's public stockholders was considered by the Board as a possible means of reducing to below 10% the percentage of the Company owned by unaffiliated stockholders, thereby facilitating a Delaware short-form merger. However, such a transaction was not pursued because there were no assurances it would result in such a reduction. Further, there were no assurances that the tender offer would result in there being fewer than 300 stockholders, which would be necessary to eliminate the requirement that the Company continue to file reports under the 1934 Act. Finally, due to the Company's history of losses, the Company does not have the surplus it needs to repurchase shares of its common stock under Delaware law.

  •
  Reverse Split. The Board considered a reverse split of the Company's common stock in which all stockholders other than Ag-Biotech would be eliminated. The Board did not proceed with the reverse-stock split because it did not provide a solution to the Company's inability to repay the Savia Debt and would have required Savia's approval, which was not assured. In addition, the requirements for effecting a reverse split under applicable law could have potentially taken more time to consummate, and resulted in greater transaction costs than the Merger.

  •
  Long-Form Merger. The Board considered a long-form merger of the Company and Savia (or an affiliate of Savia), but decided that the Merger, a short-form merger under Delaware law, would be a simpler and less expensive method of taking the Company private. The Board also considered that the delay inherent in completing a long-form merger would cause the Company to incur additional expenses and obligations related to being a public company that it could not support. Therefore, the long-form merger alternative was rejected because it would not be as efficient and cost effective in achieving the elimination of the unaffiliated stockholders as the short-form merger.

  •
  Short-Form Merger. The Delaware short-form merger (of a subsidiary, of which at least 90% of the outstanding shares of each class of its stock is owned by its parent corporation, with its parent corporation) was considered because it would result in a complete elimination of the Company's unaffiliated stockholders and was believed to be the most efficient method of achieving that objective. Additionally, unlike many of the other alternatives considered by the Board, the short-form merger provides an opportunity for the Company's unaffiliated stockholders to receive cash for their shares of the Company's common stock.

Reason for Selected Structure

        The Board, Savia and Ag-Biotech determined that based upon the factors and reasons described in "—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger," it was in the Company's best interest to pursue the Exchange. The Board, Savia and Ag-Biotech further determined that the preferred method for the Company to go private after consummation of the Exchange would be the Merger. The Exchange facilitates the ability to effect the Merger on an efficient and cost effective basis. The Exchange, the Debt Forgiveness and the Merger enable the Company to substantially improve its financial condition and cancel the Savia Debt, the payment obligations under which have contributed to the qualification of the Company's financial statements for each of the past three years that there is uncertainty as to the Company's ability to continue as a going concern. See "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger."

        Once the Exchange has occurred, the Board believes that the fastest and most cost efficient way to "cash-out" the Company's unaffiliated stockholders at a fair price is the Merger. As described in "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger," given the Company's critical financial situation, the Board believes that the going-private transaction described in this Statement, in which Savia and Ag-Biotech will agree not to receive any cash or other distribution in exchange for their shares of the Company's common stock or Convertible Preferred Stock, offers the strongest likelihood that the Company's public stockholders will receive value for their shares of the Company's common stock.

Effects of the Merger

        At the effective time of the Merger, each share of the Company's common stock owned by the Company's stockholders other than Newco and other than stockholders who have demanded and perfected their statutory dissenters' rights will be converted into the right to receive $0.09 in cash and will automatically be canceled. Each option to acquire a share of the Company's common stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms after the effectiveness of the Merger, and holders of such options will be entitled to receive, upon exercise of their options, the same consideration they would have been entitled to receive had they exercised their options prior to the effectiveness of the Merger. Upon the transfer of the shares of the Company held by Ag-Biotech to Newco and the subsequent consummation of the Merger, by operation of law, all of the property and liabilities of Newco will become the property and liabilities of the Company.

        Following the consummation of the Exchange and immediately prior to the Merger, the Company will have approximately 1,520 stockholders of record. Upon the effectiveness of the Merger of Newco with and into the Company, the separate corporate existence of Newco will cease and the Company will continue in existence. Immediately following the cashing-out of the Company's stockholders other than Newco and other than stockholders who have demanded and perfected their statutory dissenters' rights, the Company will have only one stockholder, Ag-Biotech, entitling the Company to terminate its reporting obligations to the SEC under Section 12(g) of the 1934 Act by filing a Form 15 with the SEC. As a result, the Company's common stock will no longer be traded on the over-the-counter market and quoted on the Pink Sheets.

        Effects of the Merger on the Company.    The Board considered the following effects that the Merger will have on the Company:

  •
  Reduction in the Number of Stockholders of Record and the Number of Outstanding Shares. The Merger will reduce the number of the Company's stockholders of record from approximately 1,520 to 1, namely Ag-Biotech. Approximately 4,936,000 shares will be converted into the right to receive cash in the Merger for aggregate Merger consideration of approximately $444,000. All of the shares of the Company's capital stock outstanding immediately prior to the Merger will be canceled in the Merger.

  •
  Change in Book Value. The price to be paid to unaffiliated stockholders of the Company's common stock will be $0.09 per share in cash, and the number of shares of the Company's common stock expected to be cashed-out in the Merger is estimated to be approximately 4.9 million. The total expenditures and expenses of the filing parties in completing the Exchange, the Debt Forgiveness and the Merger, assuming the completion of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner, including no litigation or delay in closing those transactions resulting from SEC review, is expected to be approximately $650,000. At September 30, 2003, the Company's aggregate stockholders' deficit was approximately negative $47 million, or a negative $2.04 per common share. After the Merger, and as a result of the Exchange and the Debt Forgiveness, the Company expects that as of September 30, 2003 the book value of common stock will be changed from approximately a negative $2.04 per common share, on a historical basis to approximately a positive $0.60 per common share (and positive $0.41 per common share, assuming dilution) on a pro forma basis. However, it is important to note that book value is an accounting methodology based on the historical cost of the Company's assets, and therefore does not necessarily reflect current value. See "Unaudited Pro Forma Financial Statements."

  •
  Termination of Registration. The Company's common stock is currently registered under the 1934 Act and traded on the over-the-counter market following its delisting from the AMEX. Upon the completion of the Merger, the Company will terminate registration of its common stock under the 1934 Act, and the Company's common stock will no longer be traded on the over-the-counter market and quoted on the Pink Sheets.

  •
  Financial Effects of the Merger. The Company estimates it will be required to pay approximately $444,000 for the shares of its common stock to be exchanged for cash in the Merger. Additionally, assuming the completion of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner, including no litigation or delay in closing the transaction resulting from SEC review, the Company estimates that professional fees and other expenses of the filing parties related to these transactions will total approximately $650,000 for the following: $400,000 for legal fees; $75,000 for accounting fees; $40,000 for printing costs; and $135,000 for other fees. The source of all such payments will be the Company's working capital. As discussed above in "Special Factors—Purposes of and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Stockholders and the Merger," the Company anticipates saving at least $1 million annually in direct costs and an indeterminable amount in indirect savings resulting from the reduction in the time that must be devoted by the Company's employees to preparing public reports and filings, complying with SEC rules and regulations applicable to public companies (including compliance with internal audit control procedures) and responding to stockholder inquiries.

  •
  Tax Effects. See "Special Factors—Material Federal Income Tax Consequences of the Exchange and Merger."

  •
  Other Effects of the Merger. The Company's distribution subsidiaries in both the United States and Canada have been adversely affected from time to time over the past several years due to the impact of the large amount of debt at the Company level on the perceived creditworthiness of these subsidiaries. The Company's Canadian subsidiary lost at least one account during the past year because one of its suppliers was unable to obtain insurance company approval on the factoring of its receivable. Cancellation of the Savia Debt should eliminate, or at least significantly reduce, the concerns of suppliers and lenders and thereby improve the terms and conditions on which the Company's subsidiaries can obtain financing.

  •
  Financial Effects of the Exchange and Debt Forgiveness. The Exchange and the Debt Forgiveness will result in the cancellation of all of the Savia Debt and an improvement of stockholders' equity as of September 30, 2003 from a $46.8 million deficit or a negative $2.04 per common share on a historical basis to a positive $30.2 million or $0.60 per common share (and positive $0.41 per common share, assuming dilution) on a pro forma basis. Following the Exchange, the Debt Forgiveness and the Merger, pro forma net income is expected to improve by more than $7.2 million per year due to the elimination of annual interest expense. See "Unaudited Pro Forma Financial Information." In addition, the Company expects to realize more than $1 million of annual savings from the Company ceasing to be a public company. The Company will continue to have outstanding debt obligations, including those under three separate, but related, loans from Wells Fargo & Co. and Wells Fargo Business Credit, Inc. (together referred to herein as "Wells Fargo"). As of September 30, 2003, aggregate indebtedness owed to Wells Fargo under these loans was $2.9 million. Under the terms of these loans and related agreements, no consent or other rights in favor of Wells Fargo are triggered as a result of this transaction. As of December 15, 2003, the Company is in technical default under these loans and has been working with Wells Fargo to cure this default (see "Special Factors—Recent Developments"). In addition, the Company had another approximately $7.2 million owed to suppliers as of September 30, 2003.

  •
  Conditions to the Closing of the Exchange, the Debt Forgiveness and the Merger. In order to comply with the technical requirements of Rule 13e-3 of the 1934 Act, Savia and the Company have not executed the Exchange Agreement prior to providing the Company's unaffiliated public stockholders with 20 days' prior notice of the Exchange, the Debt Forgiveness and the Merger. While it is the intention of Savia to complete the Exchange, the Debt Forgiveness and the Merger 20 days after the mailing of this Statement, Savia will not proceed with the Exchange, the Debt Forgiveness and the Merger unless the following conditions are satisfied: (i) the passing of 20 days from the date of the mailing of this Statement; (ii) the absence of any law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger; (iii) there not having occurred any event that, in Savia's good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of the Company since the date of the Agreement in Principle; (iv) the absence of any threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger; (v) the rendering of a fairness opinion to the Board by AgriCapital as to (A) the fairness, from a financial point of view, to the Company's unaffiliated stockholders of the Merger per share cash-out price to be paid to such stockholders and (B) the fairness, from a financial point of view, to the Company of the issuance of shares of the Company's common stock in connection with the Exchange, which opinion is not withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger; (vi) not more than 10% of the unaffiliated stockholders elect to exercise their statutory dissenters' rights in connection with, and prior to the effectiveness of, the Merger; and (vii) neither Savia nor the Company incur significant expenses associated with the Exchange, the Debt Forgiveness and the Merger, other than the approximately $650,000 of professional fees and other expenses that the Company contemplates will be incurred by the filing parties in connection with the preparation and dissemination of this Statement and the closing of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner. The Company believes that it will be able to satisfy all of the foregoing conditions to the Exchange, the Debt Forgiveness and the Merger that are within its control and has no reason to believe that those conditions, the satisfaction of which are not within its control, will not be timely satisfied, thus permitting the consummation of the Exchange, the Debt Forgiveness and the Merger.

  •
  Alternatives. If the Company is unable to consummate the Exchange and the Debt Forgiveness, it has no alternative financing plans in place or under review. If the Exchange Agreement is terminated and the Exchange and Debt Forgiveness transactions do not close, the Company will attempt to negotiate an extension or other arrangement with Savia regarding the Savia Debt. However, Savia's financial condition has seriously deteriorated over the past three years and Savia has pursued its own restructuring involving the sale of substantially all of its assets other than its principal assets, one of which is its equity interest in the Company. As a result, Savia has been unwilling to extend the Savia Debt and is no longer able to provide financial support to the Company. Furthermore, irrespective of its arrangements with Savia, the Company is facing an immediate and significant cash shortfall. The Company has been required and in all likelihood will be forced to continue to curtail operations, reduce its financial and administrative staffing, sell operating assets, sell equity interests or other participating interests in its operations to raise cash, and various combinations of the foregoing. Additionally, if Savia determines to take action against the Company to collect the Savia Debt, all of the principal and interest of which became due and payable to Savia on December 31, 2003, the Company could be faced with the prospect of losing substantially all of its assets, pursuing a liquidation or seeking bankruptcy protection, and there would be very little likelihood that the Company's unaffiliated public stockholders would receive any payment or other consideration for their shares of the Company's common stock under any of those alternatives.

        Effects of the Exchange, the Debt Forgiveness and the Merger on the Company's Affiliated Stockholders.    The Board considered the effects of the Exchange, the Debt Forgiveness and the Merger on the Company's affiliated stockholders (i.e., Savia and Ag-Biotech) to be as follows:

  •
  Compliance with Disclosure Laws. Immediately following the cashing-out of the Company's stockholders other than Newco and other than stockholders who have demanded and perfected their statutory dissenters' rights, the Company will have only one stockholder, Ag-Biotech, entitling the Company to terminate its reporting obligations to the SEC under Section 12(g) of the 1934 Act by filing a Form 15 with the SEC. As a result, Savia and Ag-Biotech will no longer be subject to any of the reporting requirements of the 1934 Act, such as the reporting of ownership of Company shares under Section 13 or the requirement under Section 16 to disgorge to the Company certain "short swing" profits from the purchase and sale of Company shares.

  •
  Tax Effects. See "Special Factors—Material Federal Income Tax Consequences of the Exchange and Merger."

  •
  Stock Ownership. The percentage of beneficial ownership of the Company's common stock held directly or indirectly by Savia and Ag-Biotech in the aggregate will increase from approximately 78.6% to approximately 90.1% following the consummation of the Exchange. The Merger will reduce the number of the Company's stockholders of record from approximately 1,520 to 1, namely Ag-Biotech. Although the trading market for the Company's common stock will be eliminated following the effectiveness of the Merger, Ag-Biotech has never sold shares on such market.

  •
  Debt Owed. Aggregate indebtedness of the Company and its subsidiaries owed to Savia and its subsidiaries following the consummation of the Exchange, the Debt Forgiveness and the Merger will decrease from $101.5 million to $23.4 million as of September 30, 2003 on a pro forma basis.

  •
  Corporate Governance. By virtue of its 100% ownership of Ag-Biotech, Savia will continue to have the voting power to elect the Board. No current director or officer of the Company will own any of the Company's common stock following effectiveness of the Merger.

  •
  Interest in Net Book Value and Net Income (Loss). The Exchange, the Debt Forgiveness and the Merger will result in the following change in Ag-Biotech's interest in the net book value as of September 30, 2003 and the net income (loss) of the Company for the nine months ended September 30, 2003 and for the year ended December 31, 2002 on a pro forma basis:

Net Book Values as of 9/30/2003:
Before Exchange, Debt Forgiveness and Merger	Percentage	After Exchange, Debt Forgiveness and Merger	Percentage
(in thousands):
$(36,801)	78.6%	$30,215	100.00%
	Net Income (loss):
Period	Before Exchange, Debt Forgiveness and Merger	Percentage	After Exchange, Debt Forgiveness and Merger	Percentage
	(in thousands)
Nine months ended 9/30/2003	$(3,601)	78.6%	$865	100.00%
Year ended 12/31/2002	$(16,046)	78.6%	$(13,166)	100.00%

    Savia owns 100% of the membership interest in Ag-Biotech and, as a result, Savia has and will continue to have, following the effectiveness of the Merger, an indirect interest in all of Ag-Biotech's equity interest in the Company.

        Effects of the Exchange and Merger on the Unaffiliated Stockholders.    The Board considered the following effects of the Exchange, the Debt Forgiveness and the Merger on the unaffiliated stockholders of the Company who are being cashed-out:

  •
  Stock Ownership. The Exchange will result in the percentage of beneficial ownership attributable to the unaffiliated stockholders of the Company being reduced from approximately 21.4% to approximately 9.9%. Following the effectiveness of the Merger, the unaffiliated stockholders of the Company will no longer hold any equity interest in the Company.

  •
  Right to Receive Cash-Out Merger Payment. The Merger will result in all shares of the Company's common stock held by the unaffiliated stockholders being converted into the right to receive $0.09 per share in cash.

  •
  Other Rights. Stockholders being cashed-out will receive $0.09 per share in cash and will no longer be stockholders of the Company. Such stockholders will no longer be entitled to vote as stockholders or share in the Company's assets, earnings or profits with respect to such cashed-out shares. Each option to acquire a share of the Company's common stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms after the effectiveness of the Merger. Holders of such options will be entitled to receive, upon the exercise of their options, the same consideration they would have been entitled to receive had they exercised their options prior to the effectiveness of the Merger. However, the exercise or strike price of all of the stock options is "under water," i.e., greater than the current market price and greater than the cash-out price.

  •
  Tax Effects. See "Special Factors—Material Federal Income Tax Consequences of the Exchange and Merger."

  •
  Dissenters' Rights. The Company's unaffiliated stockholders will have the right to dissent from the Merger, exercise their statutory right to appraisal in accordance with Delaware law, and have a court appraise the value of their shares of the Company's common stock. Stockholders electing this remedy must comply with the procedures of Section 262 of the Delaware General Corporation Law. Stockholders who demand and perfect their statutory right to appraisal will not receive the $0.09 per share paid to all other unaffiliated stockholders of the Company, but will instead receive the appraised value as determined by a court in accordance with the applicable provisions of Delaware law, which may be more or less than $0.09 per share. See "Special Factors—Appraisal Rights" and Exhibit A.

Recent Developments

        The Company's Mexican and U.S. operations experienced a significant shortfall versus budget in the fourth quarter ended December 31, 2003, as revenues came in at 66% of forecast. Two hurricanes in late 2003 and subsequent heavy rainfall in January 2004 hit the Todos Santos growing region which impacted both the quantity and quality of the harvest. While the Todos Santos harvest has not yet been completed, the contribution to profit from the Todos Santos crop is expected to be at least $1 million below budget. The Company expects to report a net loss for the fourth quarter ended December 31, 2003. The Company's difficult cash position has been further exacerbated by the loss in the fourth quarter ended December 31, 2003, which could result in cutbacks to the planned production during the first half of 2004.

        Up until December 31, 2001, Savia provided financial support to the Company. However, Savia's own financial condition has seriously deteriorated and Savia has pursued its own restructuring. As a result, Savia has been unwilling to extend the Savia Debt and is no longer able to provide financial support to the Company. The Company has been and is continuing to address the Company's continuing cash shortfall by selling real estate and other non-core assets of the Company's fresh produce business, and by selling and licensing its intellectual property. See "Contracts, Transactions, Negotiations and Agreement—Significant Corporate Events." Furthermore, in addition to pursuing opportunities to sell assets of the Company, management of the Company is in preliminary discussions with a large Mexican grower of fresh produce to sell assets of or interests in operating subsidiaries of the Company and, in connection with any such sale, to potentially enter into a partnership arrangement with such grower. Separately, management of the Company is in preliminary discussions relating to the sale of the Company's interest in its Canadian subsidiary.

        The Company's U.S. distribution subsidiaries are in technical default of a non-payment covenant under their Credit Agreement with Wells Fargo. These companies and Wells Fargo were supposed to agree by December 15, 2003 on new financial covenants for 2004, and the new covenants have not yet been agreed to. Wells Fargo and these companies are continuing their negotiations of the new financial covenants. Wells Fargo has not indicated that it intends to take any action or pursue any rights as a result of this default.

Material Federal Income Tax Consequences of the Exchange and Merger

        The following discussion is a summary of the material United States federal income tax consequences of the Exchange, the Debt Forgiveness and the Merger. This discussion addresses only the United States federal income tax consequences to unaffiliated stockholders who hold their stock as a capital asset and does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances. This discussion does not address the tax consequences to stockholders who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons who hold their shares as or in a hedge against currency risk, persons who hold their shares as a result of a constructive sale or as part of a conversion transaction, or holders who acquired their stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not address the tax consequences to stockholders under any state, local, or foreign tax laws or the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code").

        The following summary is not binding on the Internal Revenue Service (the "IRS") or any court. It is based on the Code, laws, regulations, rulings, and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in United States federal income tax consequences differing from those described below. As a result, the Company cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the United States federal income tax consequences of the Exchange, the Debt Forgiveness or the Merger. Stockholders are urged to consult their own tax advisors as to the specific federal, state, local, and foreign tax consequences of the Exchange, the Debt Forgiveness and the Merger to them and the effect of possible changes in tax laws.

  Tax Consequences to Unaffiliated Stockholders.

  U.S. Holders

        Taxable Sale.    The Merger will be a taxable transaction for federal income tax purposes for those stockholders that exchange their shares for cash in the Merger. A U.S. holder generally will recognize gain or loss on the exchange of the holder's shares in the Merger for cash in an amount equal to the difference, if any, between the amount of cash received and the holder's adjusted tax basis in the shares surrendered.

        In general, any gain or loss realized by a U.S. holder in the Merger will be eligible for capital gain or loss treatment. Any capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the shares giving rise to the recognized gain or loss have been held for more than one year as of the effective time of the Merger. Otherwise, the capital gain or loss will be short-term. A non-corporate U.S. holder's long-term capital gain generally is subject to U.S. federal income tax at a maximum rate of 15%. A non-corporate U.S. holder's short-term capital gain generally is subject to U.S. federal income tax at a maximum rate of 35%. Any capital loss can be offset only against other capital gains plus $3,000 of other income in any tax year ($1,500 in the case of a married individual filing a separate return). Any unused capital loss may be carried over as a capital loss to succeeding years.

        Backup Withholding.    Under the U.S. federal backup withholding rules, unless an exemption applies, the paying agent in the Merger will withhold 28% of all cash payments to which a U.S. holder is entitled in connection with the Merger, unless the U.S. holder provides a tax identification number, certifies that the number is correct, and otherwise complies with the backup withholding rules. Each U.S. holder should complete, sign, and provide to the paying agent an IRS Form W-9 or Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the paying agent. Amounts withheld, if any, generally are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided that the holder furnishes the required information to the IRS.

  Non-U.S. Holders

        Gain or Loss.    Generally, a non-U.S. holder will not be subject to U.S. federal income or withholding taxes upon the exchange of the non-U.S. holder's shares for cash in the Merger provided:

  •
  the non-U.S. holder's capital gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder;

  •
  in the case of an individual, the non-U.S. holder is not present in the United States for 183 days or more during the current taxable year or certain other circumstances exist; and

  •
  the Company is not and has not been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger and the non-U.S. holder's holding period for the Company's common stock.

        A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the disposition of shares of the Company's common stock at the graduated tax rates that apply to U.S. holders, and if the holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the disposition of the Company's common stock in the Merger, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. With respect to the third bullet point above, gain recognized may be subject to United States federal income tax (and in certain circumstances, to withholding tax) if the Company is, or has been a United States real property holding corporation during the shorter of the five-year period ending on the date of the Merger or the period that the non-U.S. holder held shares of the Company's common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, the Company does not believe that it is (or has been) a United States real property holding corporation.

        Backup Withholding.    Payments made to you in connection with the disposition of your shares of the Company's common stock in the Merger will not be subject to information reporting and backup withholding (currently at a rate of 28%) as long as you certify under penalties of perjury to your foreign status on an appropriate Form W-8 (including a Form W-8BEN, W-8ECI, W-8EXP and W-8IMY), as applicable, or otherwise establish an exemption. If withholding is made and results in an overpayment of taxes by a non-U.S. holder, a refund may be obtained. These forms and accompanying instructions can be obtained from the Internal Revenue Service or through its website located at http://www.irs.gov.

  Tax Consequences to the Company.

        The Company should not realize any income from cancellation of indebtedness ("COD") for accrued and unpaid interest attributable to the Bionova Note. The Company will, however, realize COD income as a result of the Exchange to the extent the value of the common stock the Company issues in the Exchange is less than the unpaid principal balance of the debt canceled in the Exchange. Although the Company will realize COD income, the Company will not recognize such income to the extent the Company is considered insolvent from a tax perspective immediately before the Exchange. However, the Company will be required to reduce certain of its tax attributes, including its net operating loss carryforwards by the amount of COD income that is excluded from taxable income.

        To the extent the Company is considered solvent for tax purposes and realizes COD income, the Company believes that its available losses are sufficient to offset all such COD income, and that it will not incur any regular federal income tax liability as a result of the Exchange. However, if the Company is subject to the alternative minimum tax ("AMT"), it could incur federal income tax liability. The AMT is a tax system separate from the regular income tax. The AMT imposes a tax equal to the amount by which 20% of a corporation's alternative minimum taxable income ("AMTI") exceeds the corporation's regular tax liability. AMTI is calculated pursuant to specific rules in the Code that eliminate or limit the availability of certain deductions and that include as income certain amounts not generally included in computing regular tax liability. In calculating AMTI, only 90% of a corporation's AMTI may be offset by net operating loss carryforwards (as computed for these purposes). Thus, if the Company is subject to the AMT, any AMTI recognized would be taxable at an effective rate of 2% (i.e., 10% of the 20% AMT tax rate).

        The Exchange likely will result in an ownership change of the Company within the meaning of Section 382 of the Code. Generally, Section 382 limits the amount of the Company's net operating loss carryforwards that can be used to offset taxable income in future periods. If the Company undergoes an ownership change, the amount of taxable income for each future taxable year that may be offset by pre-Exchange net operating losses generally will be limited to the adjusted value of the Company immediately before the Exchange multiplied by the long-term tax exempt rate for the month in which the Exchange occurs. The long-term tax exempt rate is published periodically by the IRS and is currently 4.58%. The annual Section 382 limitation may be increased by the amount of certain recognized built-in gains as defined in Section 382(h) of the Code. Any unused Section 382 limitation for a taxable year will be carried forward and will increase the Section 382 limitation for the next year.

  Tax Consequences to Affiliated Stockholders

        The affiliated stockholders (Savia and Ag-Biotech) are not expected to report any material federal income tax consequences from the Exchange, the Debt Forgiveness or the Merger.

        The above discussion is intended to provide only a summary of the material United States federal income tax consequences of the Exchange, the Debt Forgiveness and the Merger. It is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the Exchange, the Debt Forgiveness and the Merger. It does not address certain categories of stockholders, and it does not address state, local, or foreign tax consequences. In addition, it does not address tax consequences that may vary with, or are contingent upon, individual circumstances. The Company strongly urges you to consult your tax advisor to determine your particular United States federal, state, local, or foreign income or other tax consequences resulting from the Exchange, the Debt Forgiveness and the Merger in light of your individual circumstances.

Fairness of the Merger

        Because of their beneficial ownership and Savia's influence on the management of the Company (as majority stockholder of the Company), each of Savia and Ag-Biotech may be deemed to be "affiliates" of the Company within the meaning of Rule 13e-3 under the 1934 Act. Because of Alfonso Romo Garza's influence on the management and daily operations of Savia as Chairman of the Board, President and Chief Executive Officer of Savia, he may be deemed to be an "affiliate" of the Company within the meaning of Rule 13e-3 under the 1934 Act. Each of Savia, Ag-Biotech and Alfonso Romo Garza is expressing its belief as to the fairness of the Merger both substantively and procedurally to the Company's unaffiliated stockholders.

        The Board consists of Messrs. Jimenez, Shlifer, Perez, Rodriguez and Garcia, who are each affiliated with Savia. Beginning in September 2003, the management of the Company began to discuss with representatives of Savia possible transaction structures for taking the Company private, including the possibility of capitalizing some or all of the Savia Debt. The Company and Savia analyzed various transaction structures and related tax consequences. These deliberations included numerous conference telephone calls and informal meetings. See "Contracts, Transactions, Negotiations and Agreement—Negotiations and Contacts."

Procedural Fairness

        As each director on the Board has relationships with Savia and may not be deemed to be independent, a special committee of the Board was not formed to represent the interests of the unaffiliated stockholders of the Company in connection with the negotiation of the Exchange or in considering the terms of the Merger per share "cash-out" price. However, AgriCapital, acting as an independent financial advisor to the Board, advised and assisted the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders. The Board designated Arthur Finnel, the Company's Chief Financial Officer, to be responsible for negotiating the terms of the Exchange, the Debt Forgiveness and the Merger with Savia, subject to the approval of the Board. Mr. Finnel has been an officer or advisor to the Company since 1996. However, from 1995-1996, he was a financial planning consultant to Savia and from February 2002 through May 2002, while acting as an advisor to the Company, his advisory fees were paid by Savia. Mr. Finnel does not have any current relationship with Savia and will not have any relationship with Savia following the effectiveness of the Merger. The Board retained AgriCapital, which has had no prior relationship with Savia, to assist Mr. Finnel, who was not represented by special counsel, as he negotiated the terms of the Exchange, the Debt Forgiveness and the Merger. The filing parties believe that the engagement by the Board of AgriCapital ensured adequate consideration to the interests and rights of the unaffiliated stockholders with respect to the Exchange, the Debt Forgiveness and the Merger. In connection with the Exchange, the Debt Forgiveness and the Merger, the Company (including Mr. Finnel) and full Board were advised by the Company's regular outside counsel Thompson and Knight L.L.P. while Savia and Ag-Biotech (including Mr. Romo) were advised by their own separate counsel, Milbank, Tweed, Hadley & McCloy LLP.

        The Board received an opinion from AgriCapital as to (i) the fairness, from a financial point of view, to the Company's stockholders (other than Savia and its affiliates) of the Merger per share cash-out price to be paid to such stockholders and (ii) the fairness, from a financial point of view, to the Company of the issuance of shares of the Company's common stock in connection with the Exchange. See "Special Factors—Opinion of Financial Advisor—Exchange and Merger Consideration." Although the Board did not charter a special committee to consider the Exchange or the terms of the Merger per share "cash-out" price due to the lack of independent directors on the Board, the Board took cognizance of the fact that unaffiliated stockholders who are dissatisfied with the per share Merger consideration are entitled to exercise statutory dissenters' rights under Delaware law.

Factors Considered in Determining Substantive Fairness

        Information Reviewed.    In analyzing the substantive fairness to the unaffiliated stockholders of the Exchange and the price to be paid for shares of the Company's common stock in the Merger, the Board reviewed the following documentation and information:

        —the Company's annual report on Form 10-K for the year ended December 31, 2002, which included audited financial statements for the year then ended and summary financial data for each of the past five years up to and including 2002; and

        —the report used to support AgriCapital's fairness opinion, the details of which are summarized under the caption "Special Factors—Opinion of Financial Adviser—Exchange and Merger Consideration."

        In addition, the Board and each of Savia and Ag-Biotech reviewed, and Alfonso Romo Garza was apprised of the contents of, the following documentation and information:

        —quarterly unaudited financial statements as of and for the nine-month period ended September 30, 2003;

        —the Company's preliminary operating results for the fourth quarter of 2003;

        —market information on the recent and historical price activity and trading volume of the common stock;

        —pro forma financial effects of the Merger and resulting cash-out of the unaffiliated stockholders (These effects are described under "Special Factors—Effects of the Merger—Effects of the Merger on the Company" and are shown in the pro forma financial statements contained in this Transaction statement. See "Unaudited Pro Forma Financial Statements"); and

        —financial projections estimated by the Company's management for the next calendar year (These projections are summarized in Exhibit C).

        The filing parties based their belief that the Exchange and the per share Merger consideration are fair to the Company's unaffiliated stockholders on the following factors:

        The Offer Price as Compared to Current Market Prices.    The closing bid price for the Company's common stock as reported on the Pink Sheets on February 3, 2004 (the day prior to the original filing of this Statement) was $0.15 per share. Since January 1, 2003, the closing bid price for the common stock has been in the range of $0.11 to $0.45 per share. The filing parties do not believe the recent and current market prices reflect the current value, financial condition or business opportunities of the Company but instead indicate that the low volume of interest and trading in the Company's common stock results in an inefficient market for the Company's common stock. The filing parties believe the current market price could be substantially lower if a restructuring of the Savia Debt is not achieved and Savia commences actions against the Company to collect the Savia Debt. This factor was considered by all filing parties in assessing the price to be paid to the unaffiliated stockholders of the Company.

        Equally important, the filing parties considered the trading volume of the Company's common stock relative to the number of shares that are the subject of the Merger. The average daily trading volume of the Company's common stock is minimal. The following table sets forth the range of high, low and average daily trading volumes as reported on the AMEX for the periods indicated. On November 28, 2003, the Company's common stock was delisted from the AMEX because the Company was not able to meet the standards established by the AMEX for continued listing of the Company's common stock. The Company's common stock is currently trading on the over-the-counter market and quoted on the Pink Sheets.

	Common Stock Daily Trading Volume
	High	Low	Avg.
YEAR ENDED DECEMBER 31, 2002
First Quarter	92,300	0	14,625
Second Quarter	38,300	0	6,525
Third Quarter	37,900	0	4,650
Fourth Quarter	34,700	0	6,261
YEAR ENDED DECEMBER 31, 2003
First Quarter	83,100	0	2,503
Second Quarter	21,500	0	1,983
Third Quarter	21,500	0	2,350
Fourth Quarter (through November 28)	35,500	0	2,892
Fourth Quarter (November 29, through December 31)	515,544	100	33,367
YEAR ENDED DECEMBER 31, 2004
First Quarter (through January 30)	36,500	100	4,260

Consequently, the Company's management believes that any stockholder of the Company selling any significant number of shares would be likely to have that sale result in a correspondingly significant reduction in the market price of the Company's common stock.

        Historical Market Prices Were Deemed Irrelevant.    As noted below in "Market for Registrant's Common Stock and Related Stockholder Matters," the common stock of the Company has traded above $0.90 per share within the past two years and at higher prices prior to that. These historical prices were deemed to be irrelevant by the filing parties to the Company's current value because of the consistent decrease in revenue, the high level of debt and continued accumulation of interest, the lack of earnings since 1997, the sale of assets to finance negative working capital and the decline in the value of the Company's assets reflecting the closure of businesses, all of which were not necessarily reflected in the trading price of the Company's common stock. The Board believes the market value of the Company's common stock has consistently not reflected the value of the Company because of these factors as well as the limited trading market (both in terms of number of holders and trading volume) for the shares of the Company's common stock.

        Indeed, on December 23, 2002, the Company, through one of its subsidiaries, purchased 575,000 shares of the Company's common stock from E. I. du Pont de Nemours and Company and one of its wholly-owned subsidiaries for $0.05 per share, or a total of $28,750.00. Finally, the filing parties considered the fact that when the Company pays the cash-out price of $0.09, there will be no reduction for any commissions that would substantially reduce the net sales price of the shares if they were sold into the market.

        Net Book Value.    As of September 30, 2003, the Company had total assets of $77.6 million and total liabilities of $123.8 million, a deficit in stockholders' equity of $46.8 million and a book value per common share of a negative $2.04. Giving effect to the Exchange and the Debt Forgiveness, the net book value would be $30.2 million as of September 30, 2003 on a pro forma basis. The filing parties therefore concluded, and gave important weight to, the Company's net book value per share to determine that the $0.09 per share of the Company's common stock to be paid to the Company's unaffiliated stockholders in the Merger was fair to such stockholders. See "Unaudited Pro Forma Financial Statements."

        Discounted Cash Flow Analysis.    AgriCapital determined that the value of the Company on a discounted cash flow basis, before taking into account the Exchange and the Debt Forgiveness, is negative, between approximately ($4.01) to ($4.66) per share. The filing parties considered this discounted cash flow analysis in assessing the price to be paid to the unaffiliated stockholders of the Company.

        Liquidation Value.    The filing parties considered the Company's liquidation value and concluded that in a liquidation, the Company's unaffiliated stockholders would not receive any value for their shares. In a liquidation, the Company's subsidiaries would be required to pay their respective creditors before making any distribution to its common stockholders, and there would be no possibility of raising sufficient liquidation proceeds to do so. As of September 30, 2003:

  •
  the Company's Mexican subsidiaries owed in excess of $4.0 million to trade creditors (most of which is past due) and owe approximately $22.1 million to Savia and its subsidiaries (which is not part of the Savia Debt);

  •
  the Company's U.S. subsidiaries owed approximately $2.9 million in bank debt (which is currently in technical default), approximately $1.0 million to trade creditors and approximately $1.3 million to Savia (which is not part of the Savia Debt); and

  •
  the Company's Canadian subsidiary owed approximately $2.2 million to trade creditors.

The Company concluded that even if its Mexican subsidiaries could liquidate their assets within a reasonable period of time, the proceeds would not be sufficient to satisfy all of their respective creditors, and even if its U.S. subsidiaries could liquidate their assets within a reasonable period of time, the proceeds would not be substantially more than the amount required to satisfy their respective creditors. While the liquidation of the Company's U.S. and Canadian subsidiaries might result in some liquidation proceeds being made available to the Company, the Company would be obligated to satisfy its creditors before it could make any distribution to the holders of its Convertible Preferred Stock and common stock. The Company's largest creditor is Savia, which is owed approximately $79.8 million as of December 31, 2003 under the Bionova Note (this is the Savia Debt). The Company would not have sufficient proceeds to satisfy the Savia Debt in any liquidation of the Company and its subsidiaries. Additionally, in any liquidation of the Company and its subsidiaries, Ag-Biotech, as the holder of 200 shares of Convertible Preferred Stock, would be entitled to receive $2 million before any distribution could be made to the Company's common stockholders. Therefore, without some accommodation by Savia with respect to the Savia Debt, the Company's common stock would have no value in a liquidation.

        Third-Party Offers for Assets/Efforts to Attract Investors.    In May 2000 a Special Committee of the Board engaged Piper Jaffray to identify potential acquirers of, or new sources of investment in the Company's fresh produce business and assist in the negotiations of transactions with these acquirers or investors. The efforts undertaken by Piper Jaffray were unsuccessful in attracting any serious bids from unaffiliated strategic players in the industry or financial investors. See "Special Factors—Alternatives Considered."

        Beginning in September 2001 through April 2002 significant efforts were undertaken to identify and negotiate with possible strategic investors for the Company's technology business and/or to sell patents in an effort to raise the necessary cash that would enable the Company to continue to pursue its research and development efforts. These efforts also proved unsuccessful, which led to the shut down of the Company's research and development activities in June 2002. See "Special Factors—Alternatives Considered."

        Due to the results of these past efforts to sell the two major business segments of the Company, the continuing deterioration of the Company's business and financial condition, and the perception in the market resulting from the Company's historically poor operating results, the Board concluded that no transaction with a third party could be achieved without a financial restructuring of the Company and on December 17, 2003 determined it to be in both the Company's and its public stockholders' best interests to pursue the going-private transaction described in this Statement.

        Lack of Positive Operating Results and Inability to Service the Savia Debt.    The net revenues earned by the Company's operating subsidiaries are not sufficient to cover operating expenses, general and administrative overhead costs and debt service. The operations of these subsidiaries do not generate sufficient revenues in the aggregate to pay any of the principal or interest on the Savia Debt, and Savia has indicated that it is unwilling to extend or otherwise accommodate the Savia Debt other than through the Exchange, the Debt Forgiveness and the Merger. The Company has never made any payments of principal or interest on the Savia Debt, all of which became due and payable on December 31, 2003. As a result, the Company is in technical default of the Savia Debt. If Savia were to pursue collection of the Savia Debt, the Company might be forced to seek bankruptcy protection and to liquidate its business under the auspices of the bankruptcy court. Regardless of whether the liquidation proceeds in an out-of-court liquidation would be greater or less than the liquidation proceeds in a bankruptcy, the Company expects that its unaffiliated stockholders would receive more value for their shares of the Company's common stock in the Merger.

        Lack of Capital Markets Access.    One of the benefits of a company's incurring the expense and burden of maintaining public company status is better and more efficient access to the capital markets for fund-raising activities. Recognition of the Company's inability to access the capital markets ultimately supported the filing parties' conclusion that the Company's status as a public company provides no value to the Company and imposes considerable administrative and financial burdens on the Company to comply with the reporting requirements of the 1934 Act.

        Fairness Opinion.    In addition to the foregoing factors, the Board relied upon the analysis performed by AgriCapital as well as the opinion of AgriCapital that (i) the $0.09 per share Merger consideration to be paid to the Company's unaffiliated stockholders is fair, from a financial point of view, to such stockholders and (ii) the issuance of shares of the Company's common stock in connection with the Exchange is fair, from a financial point of view, to the Company. See "Opinion of Financial Advisor—Exchange and Merger Consideration" below. The Board concurred with the analysis and conclusions of AgriCapital though in reaching its fairness determination, the Board also considered the other factors described in this section.

        Conclusion.    Each of the Board, Savia, Ag-Biotech and Alfonso Romo Garza believes that the amount of consideration to be paid to the Company's unaffiliated stockholders in the Merger is fair to those stockholders. There was no significant disagreement among the filing parties regarding the relative importance of each of the foregoing factors or the conclusions reached by each independently.

Opinion of Financial Advisor—Exchange and Merger Consideration

        Pursuant to an engagement letter dated December 5, 2003, the Company retained AgriCapital Securities Inc. to act as an independent financial advisor to the Company and to advise and assist the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders, to assist the management of the Company as management negotiated the terms of the Exchange, the Debt Forgiveness and the Merger, and to render an opinion as to the fairness, from a financial point of view, of the per share cash consideration to be received by the holders of Company common stock, other than Savia and its affiliates, to such holders and the fairness to the Company, from a financial point of view, of the issuance of shares of Company common stock to Savia in connection with the Exchange.

        The Board retained AgriCapital to act as its independent financial advisor in connection with the Exchange and Merger by a letter agreement dated as of December 5, 2003. At the meeting of the

Board on January 19, 2004, AgriCapital rendered its oral opinion, subsequently confirmed in writing, that as of January 19, 2004 and subject to and based on the various assumptions made, procedures followed, matters considered and limitations of the review undertaken, the per share cash consideration to be received by the holders of Company common stock (other than Savia and its affiliates) in the Merger is fair, from a financial point of view, to such holders, and the issuance of shares of Company common stock to Savia in connection with the Exchange is fair, from a financial point of view, to the Company.

        The full text of AgriCapital's opinion, dated as of January 19, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by AgriCapital, is attached as Exhibit B to this Statement. You should read this opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion.

        AgriCapital's opinion, which was directed to the Board, addressed only (i) the fairness, as of the date of the opinion, from a financial point of view to the Company's common stockholders (other than Savia and its affiliates) in the Merger of the per share cash consideration to be received by such holders in the merger, and did not address any other aspect of the Merger, and (ii) the fairness, as of the date of the opinion, from a financial point of view to the Company of the issuance of shares of Company common stock in connection with the Exchange. The Board did not request, and the opinion of AgriCapital does not in any manner address, the fairness of the consideration to be received by Savia or Ag-Biotech.

        AgriCapital's opinion did not address the Company's underlying business decision to pursue the Merger or Exchange, the relative merits of the Merger and Exchange as compared to any alternative business strategies that might exist for the Company or the relative effects of any alternative transaction in which the Company might engage. AgriCapital's opinion did not constitute a recommendation to the Board in connection with the Merger or Exchange, nor did it constitute a recommendation to any holder of the Company's common stock as to how such stockholder should act with respect to the Merger. In rendering its opinion, AgriCapital assumed that each party to the Agreement in Principle and the Exchange Agreement would comply with all of the material terms of the Agreement in Principle and Exchange Agreement. AgriCapital assisted and advised the Board during the Board's negotiations with Savia in matters pertaining to the Merger and Exchange.

In arriving at its opinion, AgriCapital, among other things:

  •
  reviewed the most recent and historical prices and trading volumes of the Company's common stock;

  •
  reviewed certain publicly available business and historical financial information relating to the Company;

  •
  reviewed certain internal financial information and other data relating to the Company's business, operations and financial prospects, including estimates and financial forecasts prepared by the Company's management, that were provided to AgriCapital by the Company and were not publicly available;

  •
  conducted discussions with members of the Company's senior management concerning its business, operations and financial prospects;

  •
  reviewed publicly available financial and stock market data with respect to the Company and certain other companies in lines of business AgriCapital believed to be generally comparable to it;

  •
  compared the financial terms of the Merger and Exchange with the publicly available financial terms of certain other transactions which AgriCapital believed to be generally relevant;

  •
  reviewed drafts of the Agreement in Principle and Exchange Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as AgriCapital deemed necessary or appropriate.

        In connection with its review, AgriCapital did not assume any responsibility for independent verification of any of the information reviewed by AgriCapital for the purpose of this opinion and has relied on such information being complete and accurate in all material respects. In addition, AgriCapital did not make any independent evaluation or appraisal of any of the Company's assets or liabilities (contingent or otherwise). With respect to the financial forecasts and estimates referred to above, AgriCapital assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to its future financial performance. AgriCapital expresses no view as to, and assumes no responsibility for, such forecasts or projections or the assumptions on which they are based. AgriCapital assessed the feasibility of the forecasts provided by management based solely on its knowledge of the Company and the industry within which the Company operates. AgriCapital assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and Exchange would be obtained without any material adverse effect on the Company, the Merger or the Exchange. AgriCapital's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to AgriCapital as of, January 19, 2004.

        The following summaries of AgriCapital's financial analyses present some information in tabular format. In order to fully understand the financial analyses used by AgriCapital, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying AgriCapital's opinion. None of the analyses performed by AgriCapital was assigned greater significance by AgriCapital than any other. AgriCapital arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered by AgriCapital in connection with its opinion operated collectively to support its determination as to the fairness of the Merger per share cash consideration and Exchange common stock issuance from a financial point of view. AgriCapital did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

        In arriving at its opinion, AgriCapital made its determination as to the fairness, from a financial point of view, as of the date of the opinion, (i) of the per share cash consideration to be received by holders of the Company's outstanding common stock (other than by Savia and Ag-Biotech) in the Merger, to such holders, and (ii) to the Company of the issuance of the Company's common stock to Savia pursuant to the Exchange Agreement, on the basis of the multiple financial and comparative analyses described below. The following summary is not a complete description of all of the analyses performed and factors considered by AgriCapital in connection with its opinion, but rather is a summary of the material financial analyses performed and factors considered by AgriCapital. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis. With respect to the analysis of publicly traded companies and the analyses of transactions summarized below, such analyses reflect selected companies and transactions, and not necessarily all companies or transactions, that may be considered relevant in evaluating the Company or the Merger. In addition, no company or transaction used as a comparison is either identical or directly comparable to the Company, the Merger or the Exchange. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        The estimates of the Company's future performance provided by the Company's management in or underlying AgriCapital's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, AgriCapital considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies actually may be sold.

        The Merger per share cash consideration and Exchange common stock issuance were determined through negotiation between the Company and Savia and, while AgriCapital assisted the Company in its negotiations with Savia, the decision to enter into the Exchange was solely that of the Board. AgriCapital's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Merger and Exchange and should not be viewed as determinative of the views of the Board or the Company's management with respect to the Merger, the Merger per share cash consideration, the Exchange or the Exchange common stock issuance.

        Liquidation and Asset Valuation Analysis.    AgriCapital performed an analysis of the current book value and the value of the Company's assets if it were not to continue as a going concern and to undertake an orderly liquidation, against its total liabilities, using estimates based on information provided by the Company's management. The table below sets forth both the book value of the Company's assets per share as of September 30, 2003, and the probable values per share, based on management's estimates, of the Company's assets if the Company were to undertake an orderly liquidation. The analysis indicated that both the current book value and orderly liquidation values of the Company's assets are less than its total liabilities; accordingly, both the per share book value and liquidation values for the Company's assets are $0, as compared to the per share cash consideration of $0.09 being offered in the Merger:

($000s)	Book Value (9/30/03)	Estimated Quick Liquidation Value	% of Book Value in Quick Liquidation	Estimated Slow Liquidation Value	% of Book Value in Slow Liquidation
Assets
Current Assets
Cash and Equivalents	$5,482	$5,482	100%	$5,482	100%
Accounts Receivable	14,501	10,876	75%	13,051	90%
Advances to growers	2,963	—	0%	1,482	50%
Inventories, Net	9,710	8,739	90%	8,739	90%
Assets held for Sale	1,147	574	50%	1,032	90%
Other currents assets	1,364	682	50%	1,228	90%

Total Current Assets	35,167	26,352		31,013
Property plant and equipment, Net	30,737	15,369	50%	24,200	79%
Patents and Trademarks	1,021	1,500	147%	1,500	147%
Other Assets	10,678	5,339	50%	9,610	90%

Total Assets	77,603	48,560		66,324

Minority Interest	589	589	100%	589	100%
Total Liabilities	123,834	123,835		123,835

Net Assets	$(46,820)	$(75,865)		$(58,101)

Shares Outstanding (000s)	23,013	23,013		23,013

Equity Value per Share	$(2.04)	$(3.30)		$(2.52)

        Comparable Companies Analysis.    AgriCapital compared selected publicly available information of the Company with the corresponding data of certain publicly traded companies that AgriCapital considered to be comparable to Company in the produce and food growing and distribution industries. Each of the selected companies is engaged in some aspect of the production, distribution, or marketing of fruit, vegetables, horticultural or other commodity crops. These companies were:

Cadiz Inc.	Calavo Growers Inc.	Chiquita Brands International Inc.
Del Monte Foods Co.	Fresh Del Monte Produce Inc.	Grupo Industrial Maseca SA de CV
Hanover Foods Corp.	Hines Horticulture Inc.	Imperial Sugar Co.
Maui Land & Pineapple Co. Inc.	ML Macadamia Orchards LP	Sylvan Inc.
Unimark Group Inc.

        AgriCapital compared enterprise value to revenue ratios for these thirteen companies and enterprise value to gross profit ratios for twelve companies (Unimark Group Inc. was excluded). Enterprise values, revenues and gross profits for the selected companies were obtained from data contained in SEC filings, where available, and from the Capital IQ market information service.

        AgriCapital reviewed enterprise values, calculated as the sum of the equity value of the Company's common stock (including options or other convertibles), plus the Company's most recently available total debt outstanding, less cash and cash equivalents, plus minority interests, as multiples of latest twelve months revenues. AgriCapital also reviewed enterprise values as multiples of latest twelve months gross profits. AgriCapital then used the median, low and high multiples derived from the selected companies with the Company's latest twelve months revenues and gross profits to generate implied enterprise values and, after netting cash from the Company's liabilities, to generate implied per share values that were then compared to the Merger per share cash consideration. This analysis indicated the following implied median, low and high share values based on these enterprise value to revenue ratios and enterprise value to gross profit ratios, as compared to the per share cash consideration of $0.09 being offered in the Merger:

($ 000s)	Scenario	Median			Low			High
Public Comparable EV/Revenue	Median:	1.01x		Range:	0.15x		to	2.20x
Bionova LTM Revenue (as of 9/30/03)			$99,300			$99,300			$99,300
			X 1.01			X 0.15			X 2.20

Implied Enterprise Value			$99,850			$15,155			$218,789
Bionova net Liabilities		-$	118,353		-$	118,353		-$	118,353

Implied Equity Value			$(18,503)			$(103,198)			$100,436
Shares Outstanding (000s)			23,013			23,013			23,013
Implied Share Value			$(0.80)			$(4.48)			$4.36
($ 000s)	Scenario	Median			Low			High
Public Comparable EV/Gross Profit	Median:	3.88x		Range:	2.01x		to	10.25x
Bionova LTM Gross Profit (as of 9/30/03)			$6,100			$6,100			$6,100
			X 3.88			X 2.01			X 10.25

Implied Enterprise Value			$23,670			$12,243			$62,513
Bionova net Liabilities		-$	118,353		-$	118,353		-$	118,353

Implied Equity Value			$(94,683)			$(106,110)			$(55,841)
Shares Outstanding (000s)			23,013			23,013			23,013
Implied Share Value			$(4.11)			$(4.61)			$(2.43)

        Precedent Transactions Analysis.    AgriCapital performed a precedent transactions analysis in order to compare implied purchase price and transaction value multiples in merger and acquisition transactions involving other companies in the Company's industry that AgriCapital considered generally comparable to the Company with those implied in the Merger for the Company. In this analysis, AgriCapital reviewed the enterprise value to annual revenue ratios in the following sixteen selected transactions announced between March 2000 and December 2003 for which information was generally publicly available:

Target	Acquirer	Date	Revenue Multiple
Castellini	Management	Dec-02	0.14x
Country Best	Fresh Del Monte Produce Inc.	Dec-03	0.13x
Diamond Crystal Brands	Hormel Foods Corp.	Dec-03	0.72x
Dole Food Company, Inc.	Management	Mar-03	0.57x
Fresh America Corp.	North Texas Opportunity Fund	Aug-01	0.02x
Head Distributing Company	Fleming Companies Inc.	Apr-02	0.21x
International Fruchtimport	Fyffes plc	Oct-02	0.27x
Michael Foods, Inc.	Vestar/GHJM Funds	Dec-00	0.69x
Michael Foods, Inc.	Thomas H. Lee	Oct-03	0.98x
Pennexx Foods Inc.	Smithfield Foods	Apr-01	0.71x
Progressive Produce Corp.	Management	Jan-03	0.10x
PYA/Monarch Inc.	Royal Ahold	Aug-00	1.00x
Quality Foods Inc.—Arkansas	Performance Food Group Co.	Apr-02	0.25x
Standard Fruit & Vegetable Co.	Fresh Del Monte Produce Inc.	Jan-03	0.28x
Sun World	Black Diamond Capital	Dec-03	0.70x
Young Pecan Company	Peachtree Equity Partners	Jan-03	0.97x
Mean			0.48x
Median			0.43x

        AgriCapital reviewed enterprise values as multiples of latest twelve months revenues. AgriCapital then used the implied median, low and high multiples derived from the selected transactions with the Company's latest twelve months revenues to generate implied enterprise values and, after netting cash from the Company's liabilities, to generate implied per share values. These per share values were then compared with the Merger per share cash consideration. All multiples were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied per share values for the Company's shares based on those median, low and high multiples of revenue, as compared to the per share cash consideration of $0.09 being offered in the Merger:

($ 000s)	Scenario	Median			Low			High
Comparable Transactions Multiple	Median:	0.43x		Range:	0.02x		to	1.00x
Bionova LTM Revenue (as of 9/30/03)			$99,300			$99,300			$99,300
			X .43			X 0.02			X 1.00

Implied Enterprise Value			$42,262			$1,991			$99,516
Bionova net Liabilities		-$	118,353		-$	118,353		-$	118,353

Implied Equity Value			$(76,091)			$(116,362)			$(18,838)
Shares Outstanding (000s)			23,013			23,013			23,013
Implied Share Value			(3.31)			(5.06)			(0.82)

        Discounted Cash Flow Analysis.    AgriCapital performed a discounted cash flow analysis of the Company in order to compare the implied per share equity reference range for the Company if it were to remain an independent company with the proposed Merger per share cash consideration In this analysis, AgriCapital estimated the present value of the unlevered, after-tax free cash flows that the Company forecasts it will generate over the calendar year 2004 based on its management plan and the monthly projected income statements through December 2004 that were provided by the Company's management. This analysis included use of a terminal value for the Company at the end of the forecast period which was based on comparable transaction data discounted at an estimated firm weighted average cost of capital equal to 25.1%. The cash flows and terminal values were then discounted to present value using discount rates ranging from 20% to 30%, bracketing the Company's estimated weighted average cost of capital. This analysis indicated an implied equity reference range for the Company of approximately ($4.01) to ($4.66) per share as compared to the Merger per share cash consideration of $0.09 per share.

        Debt Conversion Analysis.    AgriCapital assessed the implications of recapitalizing the Savia debt through an equity conversion given the enterprise values implied by the precedent transaction analysis. Savia debt held at the Company totaling $78.1 million was hypothetically converted to equity using an enterprise value based on the combined EBITDA of the distribution businesses that comprise the Company, net of $2.3 million due Wells Fargo (the debt to Wells Fargo reflected here excludes $0.6 million associated with a Company airplane). The debt was converted to common shares at the offer price to the minority shareholders of $0.09, and at a three month average price per share (August 28, 2003—November 28, 2003) of $0.33. This scenario yields a post-recapitalization per share price range of $.01-$.03, as compared to the Merger per share consideration of $0.09. Converting the $78.1 million of debt held at the Company level, and the $21 million held at the Company's Mexican farming subsidiary, Agrobionova, S.A. de C.V. ("ABSA"), using an enterprise value based on a multiple of the combined EBITDA of the distribution businesses and ABSA, net of the Wells Fargo debt and $4 million in ABSA related vendor payables, yields a post-recapitalization per share price range of $0.02-$0.05, as compared to the Merger per share consideration of $0.09.

	ABSA
($000s except per share data)	(Farming)	Distribution	Combined
EBITDA	$3,277	$2,215	$5,492
Corp. Overhead Charge	(150)	(150)	(300)
Adjusted EBITDA	3,127	2,065	5,192
Comparable Multiple	4.78	4.78	4.78

Implied Enterprise Value	14,949	9,869	24,818
Less: ABSA Vendors	(4,000)	—	(4,000)
Less: Wells Fargo	—	(2,283)	(2,283)

Remaining Enterprise Value to be Recapitalized	10,949	7,586	18,535
Application of Savia Debt	21,000	78,100	99,100

Enterprise Value less Savia Debt	(10,051)	(70,514)	(80,565)
Debt to be Converted		$78,100	$99,100
August 28-November 28 Average price per Share		$0.328	$0.328
Shares Converted for Debt		238,109,756	302,134,146
Current Number of Common Shares Outstanding		23,012,753	23,012,753
Shares Converted for Preferred Stock		23,156,116	23,156,116

Total New Shares Outstanding		284,278,625	348,303,015
Enterprise Value		$7,586	$18,535
New Price per Share		$0.03	$0.05
Debt to be Converted		$78,100	$99,100
Offer to Minority Shareholders		$0.09	$0.09
Shares Converted for Debt		867,777,778	1,101,111,111
Current Number of Common Shares Outstanding		23,012,753	23,012,753
Shares Converted for Preferred Stock		23,156,116	23,156,116

Total New Shares Outstanding		913,946,647	1,147,279,980
Enterprise Value		$7,586	$18,535
New Price per Share		$0.01	$0.02

        Historical Stock Price Analysis.    The Company's common stock was recently delisted from the American Stock Exchange. AgriCapital reviewed the performance of the per share market price of the Company's common stock for the period from January 14, 2003 to January 14, 2004, the date of the last available trade on the over-the-counter market prior to January 19, 2004, the date of AgriCapital's opinion. The analysis indicated during this period the average closing market price per share for the previous one, six and twelve months was $0.18, $0.29 and $0.26, respectively. The highest closing market price of the Company's common stock during the five years prior to January 14, 2004 was $4.25 during February 2000. The lowest closing market price of the Company's common stock during the five years prior to January 14, 2004 was $0.11 during February 2003. The Merger per share cash consideration of $0.09 represents a 35.7% discount from the closing price of the Company's common stock on January 14, 2004.

        Other Factors.    In rendering its opinion, AgriCapital also reviewed and considered other factors, including the relationship between movements in the Company's common stock, movements in a composite index comprised of the common stock of the public companies that were considered by AgriCapital in its comparable companies analysis described above and movements in the Standard and Poor's 500 Index.

        Miscellaneous.    Under the terms of its engagement, the Company has agreed to pay AgriCapital for its financial advisory services upon completion of the Merger and the Exchange an aggregate fee of $125,000, of which (i) $50,000 has already been paid, (ii) $37,500 is payable upon the delivery of AgriCapital's opinion that the per share cash consideration to be received by the holders of Company common stock (other than Savia and its affiliates) in the Merger is fair, from a financial point of view, to such holders, and (iii) $37,500 is payable upon the delivery of AgriCapital's opinion that the issuance of shares of Company common stock to Savia in connection with the Exchange is fair, from a financial point of view, to the Company. The Company also has agreed to reimburse AgriCapital for expenses reasonably incurred by AgriCapital in performing its services, including fees and expenses of its legal counsel, and to indemnify AgriCapital and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        The Company selected AgriCapital as its independent financial advisor in connection with the Merger because AgriCapital is a recognized international investment banking firm specializing in the agricultural industry, including the segments in which the Company operates, with substantial experience in similar transactions. AgriCapital is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, financings and consulting operations in the industries in which the Company operates.

Approvals

        Approval of the Company or its Stockholders Not Required for the Merger.    This Statement is being sent to the stockholders of the Company pursuant to the requirements of Rule 13e-3 of the 1934 Act, which prescribes certain disclosures that must be made to stockholders of an issuer involved in a going-private transaction, such as the Merger. This document is not a proxy statement, and the Company is not soliciting, and will not be soliciting, any proxy from the stockholders, and they are requested not to send any proxy. The stockholders of the Company will not receive any additional information with respect to the Merger until after it is consummated, at which time they will receive a letter of transmittal with instructions concerning how to exchange shares for the cash payment to which they would be entitled or, if they elect, how to exercise their statutory appraisal (dissenters') rights. See "Appraisal Rights." Upon the issuance of 26,959,097 shares of the Company's common stock to Savia in the Exchange, Savia and Ag-Biotech will collectively own 90.1% of the outstanding common stock of the Company and 100% of the outstanding Convertible Preferred Stock. Immediately following the Exchange, Savia will contribute to Ag-Biotech the 26,959,097 shares of the Company's common stock that it acquired pursuant to the Exchange. Ag-Biotech will contribute to Newco the 45,035,936 shares of the Company's common stock it will then hold (comprised of the 26,959,097 shares it receives from Savia following the consummation of the foregoing contribution and the 18,076,839 shares it currently holds) and 200 shares of Convertible Preferred in exchange for 100% of the capital stock of Newco. As a result, Newco will own at least 90% of the outstanding shares of each of the Company's common stock and Convertible Preferred Stock, which are the only classes of stock of the Company which are outstanding. Under Section 253 of the Delaware General Corporation Law, a parent corporation may merge with and into its subsidiary if it owns at least 90% of the outstanding shares of each class of stock of such subsidiary. A short-form merger under Section 253 requires only the approval of the parent corporation's Board of Directors. Thus, the Merger does not require the approval of the Board or the Company's stockholders.

        Approval of Directors.    The Board has unanimously approved the issuance of the Company's common stock to Savia in the Exchange and has determined that the Exchange is fair to the Company's unaffiliated stockholders. As noted above, under Delaware law, the Board is not required to act on or make any recommendation to the stockholders on the Merger. However, the Board has indicated unanimously that it does not oppose the Merger.

        Approval of Unaffiliated Stockholders Not Required.    Neither the Exchange nor the Merger requires any vote or approval or other action by the unaffiliated stockholders of the Company. However, the Company has retained AgriCapital to advise and assist the Board as the Board considered the terms of the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the minority stockholders, assist the management of the Company in negotiating the terms of the Exchange, the Debt Forgiveness and the Merger, and render an opinion as to the fairness of the Rule 13e-3 transaction from a financial point of view. See "Opinion of Financial Advisor—Exchange and Merger Consideration."

Payment for Certificates

        After the effective date of the Merger, the Company will mail to each stockholder of record on the effective date, a letter of transmittal asking stockholders to return their share certificates for cancellation. Upon receipt thereof, checks for $0.09 per canceled share will be mailed to those stockholders returning their share certificates for cancellation. The Company's transfer agent, the Bank of New York, will act as the paying agent for sending and receiving letters of transmittal and mailing checks for the per share Merger consideration.

Deregistration

        Immediately following the Merger, the Company will have only one stockholder, Ag-Biotech, entitling the Company to terminate its reporting obligations to the SEC under Section 12(g) of the 1934 Act by filing a Form 15 with the SEC. As a result, the Company's common stock will no longer be traded on the over-the-counter market and quoted on the Pink Sheets, and there will be no public market for the Company's common stock.

Appraisal Rights

        Holders of the Company's common stock who properly demand and perfect their appraisal rights under Section 262 of the Delaware General Corporation Law will have the right to seek an appraisal and to be paid the "fair value" of their shares of Company common stock at the effective time of the Merger. The fair value of the Company's common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the Merger.

        The following is a brief summary of the statutory procedures to be followed in order for a holder of the Company's common stock to dissent from the Merger and perfect its appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in Exhibit A to this Statement and is incorporated into this Statement by this reference.

        Any holder of Company common stock considering demanding appraisal of their shares is advised to consult that stockholder's own independent legal counsel with respect to the availability and perfection of appraisal rights in the Merger.

        This Statement constitutes notice of the effective date of the Merger and the availability of appraisal rights under Section 262. This Merger notice should be reviewed carefully by the stockholders. Any Company stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of this Statement, to demand in writing from the Company an appraisal of his or her shares. This demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand would foreclose a stockholder's right to appraisal.

        A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of the Company's common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If shares of the Company's common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

        A record owner who holds the Company's common stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the Company's common stock held for all or less than all of the beneficial owners of the Company's common stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of the Company's common stock covered by the demand. Where the number of shares of the Company's common stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of the Company's common stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of this Statement.

        Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Bionova Holding Corporation, P.O. Box 1586, Nogales, Arizona 85628-1586. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of the Company's common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

        Within 120 calendar days after the effective date of the Merger, the Company, or any stockholder entitled to appraisal rights under Section 262 who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the Company's common stock of all stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of the Company's common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on the Company.

        Within 120 calendar days after the effective date of the Merger, any stockholder of record who has complied with the requirements for exercise of appraisal rights and for whom appraisal rights are available, will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of the Company's common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of the Company's common stock. This statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

        Holders of the Company's common stock who seek appraisal of their Company common stock should bear in mind that the "fair value" of their Company common stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for such stock in the Merger, and that opinions of investment banking or financial valuation firms as to fairness from a financial point of view are not necessarily opinions as to "fair value" within the meaning of Section 262. Moreover, the Company, as the corporation surviving the Merger, intends to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the "fair value" of the Company's common stock, is less than that paid in the Merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the Company's common stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

        The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of the Company's common stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings.

If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

        Any holder of the Company's common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of Company common stock subject to the demand for any purpose or to receive payment of dividends or other distributions on Company common stock after the effective time of the Merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the Merger.

        At any time within 60 days after the effective time of the Merger, any former holder of Company common stock will have the right to withdraw his or her demand for appraisal and to accept the Merger consideration paid for shares of Company common stock in the Merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of the Company, as the corporation surviving the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, stockholders' rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the Company's common stock. Inasmuch as the Company has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

        STOCKHOLDERS ARE URGED TO READ EXHIBIT A IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of common stock of the Company as of September 30, 2003, by each stockholder known to the Company to own beneficially more than five percent of the outstanding common stock of the Company. No director or executive officer of the Company owns any shares of the Company's common stock based on information provided to the Company by such persons. Except as otherwise stated, Ag-Biotech has sole investment and voting power with respect to the shares set forth in the table:

	Current ownership of the Company			Ownership of Company After the Exchange and Merger
Name and Address of Beneficial Owner	Number of Shares		Percent	Number of Shares	Percent
Ag-Biotech Capital, LLC(1) P.O. Box 1586 Nogales, Arizona 85628-1586	18,076,839	(2)	78.6		100.0

(1)
Ag-Biotech Capital, LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Savia, S.A. de C.V. ("Savia"), a corporation organized under the laws of the United Mexican States.

(2)
This figure does not include 23,156,116 shares of the Company's common stock, which would be issued to Ag-Biotech if it converted its 200 shares of Convertible Preferred Stock because the conversion right under the Convertible Preferred Stock is not exercisable until the Company adopts and files a charter amendment increasing the number of authorized shares of the

  Company's common stock to at least 70 million. If the Company so amended its charter and Ag-Biotech exercised its conversion right, Ag-Biotech would own 89.3% of the Company's common stock.

CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Indebtedness to Savia under the April 2000 Funding Agreement

        On March 22, 1999, the Company issued $100 million of Senior Guaranteed Floating Rate Notes due 2002. The Company used the proceeds from this offering to pay off $59.0 million of outstanding bank debt and other liabilities, create an interest reserve account against debt of $12.4 million and provide approximately $29.0 million for operations. The Company's obligations under these notes were guaranteed by Savia, and the Company was charged a service fee of 1% by Savia relating to its guarantee on these notes. On April 13, 2000 the entire amount of the $100 million of Senior Guaranteed Floating Rate Notes was retired. Financing for this early retirement of the notes was provided by Savia pursuant to a Funding Agreement dated April 12, 2000 by and between the Company and Savia. Savia agreed to provide this $100 million of financing in the form of advances on terms no less favorable than the terms of the Senior Guaranteed Floating Rate Notes. Savia also agreed that the Company could defer all interest payments until the final maturity date of March 23, 2002, and that the Company would not be required to maintain any funds in an interest reserve account. On December 29, 2000, $63.7 million of the advances from Savia (which included accrued interest), together with certain other indebtedness to Savia, was capitalized through the issuance of 200 shares of Convertible Preferred Stock (which is currently held by Ag-Biotech). The remaining balance is a component of the Savia Debt, which became due and payable to Savia on December 31, 2003.

The Cash Support Agreement

        On December 28, 2000, the Company and Savia entered into a Cash Support Agreement, pursuant to which Savia committed to provide the Company's technology business with cash support through December 31, 2001. This agreement provided that, during 2001, Savia would advance funds to the Company as requested to finance the Company's technology business. During 2001, Savia advanced $7.5 million under this agreement, which amount is a component of the Savia Debt, which became due and payable to Savia on December 31, 2003.

Research Agreement

        DNA Plant Technology Corporation ("DNAP"), a subsidiary of the Company, and Seminis Vegetable Seeds, Inc. ("SVSI"), a subsidiary of Savia, entered into a Long-Term Research Agreement effective as of January 1, 1997, which provided that Seminis and DNAP would agree on research projects to be conducted by DNAP for Seminis which would result in payments to DNAP of $25.0 million over a ten-year period, with minimum funding (subject to carryforwards) of $7.5 million in any three-year period. Unless otherwise agreed by the parties, payments of at least $625,000 in respect of Seminis' obligation to fund research projects were to be paid to DNAP at the beginning of each calendar quarter during the term of the Long-Term Funded Research Agreement. During 2001, Seminis reduced the amount of research payments it made to DNAP to $350,000 per calendar quarter, or $1.4 million per year. During 2002, SVSI paid DNAP $583,000 with respect to work performed under the Long-Term Research Agreement. In conjunction with the June 2002 closing of the Company's research and development operation, DNAP and SVSI terminated the Long-Term Research Agreement. Seminis made a cash payment to DNAP of $150,000 and provided DNAP with certain intellectual property rights as part of the parties' agreement to terminate the Long-Term Funding Agreement.

Royalty Advance for Rights to Produce and Sell DNAP Product

        In the third quarter of 2002, DNAP executed a transaction with Seminis, whereby DNAP provided Seminis with a non-exclusive right to produce on a worldwide basis, and an exclusive right to sell in Europe and Asia DNAP's patented bell peppers. DNAP received an advance cash payment from Seminis of $2.0 million against future royalty payments. This agreement provides that after two years, Seminis has the right to terminate the agreement and DNAP would be obligated to reimburse Seminis for any unearned portion of the royalty advance.

Non-exclusive Contract Rights to Produce and Sell Products

        During 2002, the Company's fresh produce companies entered into an agreement with Seminis whereby Seminis grants the Company's fresh produce companies a non-exclusive right to grow and sell certain high value products produced with seeds developed and grown by Seminis. The Company's fresh produce companies are obligated only to pay for the price of the seed. Although the Company's fresh produce companies have purchased a small quantity of seed in 2003, they have not yet sold any products produced with such seed.

Purchase and Sale of Fresh Produce

        Bionova Produce of Texas, Inc. and Bionova Produce, Inc. purchase and sell papaya on behalf of Agromod, S.A. de C.V., a wholly-owned subsidiary of Savia. Purchases in 2002 totaled $1.6 million. The Company earned commissions on these sales which amounted to $200,000 in 2002.

Financing Arrangements

        Savia has guaranteed all of the debt obligations of the Company's U.S. distributing companies and Agrobionova, S.A. de C.V. ("ABSA"), the Company's Mexican farming subsidiary, to Wells Fargo. In connection with that guarantee, ABSA has pledged certain of its real property assets to Savia to secure repayment to Savia of any amounts that Savia may be required to pay under the guarantee. In connection with that guarantee, the Company agreed to pay Savia a service fee of 1.5% relating to the guarantee arrangements.

        At September 30, 2003:

  •
  Savia guaranteed a set of credit facilities of the Company's U.S. distributing companies with Wells Fargo in an aggregate amount of $11.2 million, under which the principal outstanding as of September 30, 2003 equaled $2.9 million (which is not included in the Savia Debt).

  •
  ABSA was indebted to Savia in a total amount of $21.0 million (which is not included in the Savia Debt). This debt currently is accruing interest at a rate of approximately 9.0% per annum.

  •
  The Company was indebted to Savia in an amount of approximately $78.1 million (which amount totaled approximately $79.8 million as of December 31, 2003 and is included in the Savia Debt). This debt currently is accruing interest at a rate of approximately 12.5% per annum.

  •
  DNAP was indebted to Savia for $1.3 million (which is not included in the Savia Debt) in connection with the settlement of certain claims and an outstanding judgment against it and DNAP Technologies, Inc., a subsidiary of the Company, for more than $6.4 million.

  •
  Other subsidiaries of the Company had related party account payables to Savia and its subsidiaries totaling $1.1 million (which is not included in the Savia Debt).

Services Agreement

        An Administrative Services Agreement between Comercializadora Premier, S.A. de C.V. ("Premier Mexico"), a wholly-owned subsidiary of ABSA, and Savia was entered into on September 1, 2001. This Administrative Services Agreement provides that Savia will render certain administrative and clerical services to Premier Mexico (and other of the Company's subsidiaries) in return for payment equivalent to the compensation, benefits, and other overhead costs attributable to the employees of Savia performing these services. The term of this Administrative Services Agreement will continue until either Premier Mexico or Savia elects to terminate the agreement. Savia did not bill Premier Mexico in 2002 under this Administrative Services Agreement. As of December 31, 2002, Premier Mexico owed Savia $252,000 under this Administrative Services Agreement for services performed. This outstanding payable to Savia (which is included in the Savia Debt) bears interest at variable rates comparable to those prevailing in the marketplace.

Deferred Compensation and Loans from Management

        Beginning in the third quarter of 2002 and continuing into the fourth quarter of 2002, four of the Company's senior managers deferred receipt of their salary compensation because of the Company's tight cash situation. In addition, the president of the Company's fresh produce business loaned the Company $200,000 in August 2002. The Company paid in full the full amount of such deferred compensation and loan in December 2002.

Significant Corporate Events

        In June 2002, the Company's DNAP subsidiary sold a non-exclusive license for its Transwitch technology and one of its patents for $1 million in cash.

        The Company received $3.0 million from the sales of assets in 2002, of which $2.5 million was generated from the sale of land in Sinaloa, Mexico and $0.4 million was generated from the sale of land in California owned by DNAP.

        On June 13, 2003, the Company and Agromod, S.A. de C.V., a minority owner of ABSA, entered into an agreement to sell all of the shares of Technologia Aplicada en Procesos, S. de R.L. de C.V. ("TAP"), a Mexican subsidiary of the Company to Promo-Tow, S. de R.L. de C.V. ("Promo"), a Mexican company. The Company received $5.5 million in cash on June 13, 2003, and received an additional $0.6 million in September 2003, which had been held in escrow pending verification by an independent auditor of the historical financial statements of the Company's Mexican farming subsidiaries. After transaction fees and allocations for Mexican and U.S. tax expenses, the Company's net cash from the transaction amounted to $5.1 million.

        On August 29, 2003, R.B. Packing of California sold its commercial land in San Diego, California for $1.1 million (net of commissions of $0.1 million). R.B. Packing of California used $0.8 million of the proceeds to pay down a portion of the outstanding principal along with a prepayment penalty on the Wells Fargo permanent term loan.

        On October 15, 2003, the Company's Mexican farming subsidiary exchanged a piece of land it owned in Sinaloa, Mexico, valued at $0.4 million, in partial satisfaction of a long overdue payable to its largest packaging supplier.

        During the first week of December 2003, ABSA sold all of the shares of another subsidiary, Libra Exportaciones, S.A. de C.V. The transaction generated $0.8 million in cash proceeds, after expenses.

        During the last several years, the Company has been reviewing its options to address its deteriorating financial condition. In May 2000, a Special Committee of the Board engaged Piper Jaffray to identify potential acquirers of, or new sources of investment in, the Company's fresh produce business, and to assist the Company in negotiating any transactions with any such potential acquirers or investors. The efforts undertaken by Piper Jaffray were unsuccessful in attracting any serious bids from unaffiliated strategic or financial investors. See "Special Factors—Alternatives Considered."

        From September 2001 through April 2002, the Company took significant efforts to identify new sources of investment in the Company's technology business and/or potential acquirers of patents in an effort to raise sufficient funds to continue pursuing research and development efforts. These efforts also proved unsuccessful, which resulted in the Company shutting down its research and development activities in June 2002. See "Special Factors—Alternatives Considered."

        Up until December 31, 2001, Savia provided financial support to the Company. However, Savia's own financial condition has seriously deteriorated and Savia has pursued its own restructuring. As a result, Savia has been unwilling to extend the Savia Debt and is no longer able to provide financial support to the Company. In addition to the transactions described above, the Company is continuing to explore sales of real estate and other assets of the Company and sales and licenses of its intellectual property to provide working capital. Management of the Company is in preliminary discussions with a large Mexican grower of fresh produce to sell assets of or interests in operating subsidiaries of the Company and, in connection with any such sale, to potentially enter into a partnership arrangement with such grower. Separately, management of the Company is in preliminary discussions relating to the sale of the Company's interest in its Canadian subsidiary.

        At various times over the past several years, the Board and the management of the Company has considered the desirability of a going-private transaction involving the Company, along with potential strategic combinations and other options to financially restructure the Company. See "Special Factors—Background and Transaction."

Negotiations or Contacts

        Beginning in September 2003, the management of the Company began to discuss with representatives of Savia possible transaction structures for taking the Company private, including the possibility of capitalizing some or all of the Savia Debt. The Company and Savia analyzed various transaction structures and related tax consequences. See "Special Factors—Background and Transaction."

Agreements Involving the Company's Securities

        In January 2002, Savia acquired 157,400 shares of DNAP preferred stock, which at the time represented the right to receive 107,622 shares of the Company's common stock resulting from the September 1996 acquisition of DNAP by the Company. Savia acquired these shares of DNAP preferred stock pursuant to an Assignment Agreement dated December 14, 2002 among the Company, Savia, DNAP, DNAP Technologies, Inc., a subsidiary of the Company, and Grace Brothers, Ltd. Pursuant to the Assignment Agreement, Savia paid $1.4 million to Grace Brothers, Ltd., which was the plaintiff in a lawsuit against DNAP and DNAP Technologies, Inc. and had begun to execute an outstanding judgment for more than $6.4 million against DNAP and DNAP Technologies, Inc. by placing liens on the assets of those companies, and Grace Brothers, Ltd. assigned to Savia its rights to the judgment as well as the 157,400 shares of DNAP preferred stock. Subsequently, the Company and Savia entered into a Settlement Agreement dated March 21, 2002 pursuant to which Savia released the judgment and all related claims, and agreed to transfer the 157,400 shares of DNAP preferred stock to the Company in exchange for DNAP's agreement to pay $1.3 million to Savia. This amount currently remains outstanding.

        On December 23, 2002, International Produce Holding Company, a wholly-owned subsidiary of the Company, purchased 575,000 shares of the Company's common stock from E.I. du Pont de Nemours and Company and its wholly-owned subsidiary, DuPont Chemical and Energy Operations, Inc., for

$0.05 per share, or a total of $28,750. In February 2004, prior to the consummation of the going-private transaction described in this Statement, International Produce Holding Company will transfer those 575,000 shares to the Company.

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

        On November 4, 1999 the Company's common stock began trading on the AMEX. From November 4, 1999 to November 28, 2003, the Company's common stock was traded on the AMEX. Following the rejection on November 24, 2003 by the Listing Qualifications Panel of the AMEX Committee on Securities of the Company's appeal to retain the listing and registration of the Company's common stock on the AMEX and the subsequent suspension of trading of the Company's common stock on the AMEX on November 28, 2003, the Company's common stock began trading on the over-the-counter market and being quoted on the Pink Sheets. Public trading of the Company's common stock commenced on September 27, 1996, the date after the Company acquired DNAP and from that date through November 3, 1999 was listed on the NASDAQ National Market. Prior to that date, there was no public market for the Company's common stock. As of January 27, 2004, there were approximately 1,520 holders of record of the Company's common stock. The following table sets forth the range of high and low bid prices as reported on AMEX and the Pink Sheets for the periods indicated.

	Common Stock Price Range
	High	Low
YEAR ENDED DECEMBER 31, 2002
First Quarter	$0.95	$0.25
Second Quarter	0.84	0.35
Third Quarter	0.69	0.26
Fourth Quarter	0.55	0.09
YEAR ENDED DECEMBER 31, 2003
First Quarter	$0.36	$0.11
Second Quarter	0.39	0.16
Third Quarter	0.45	0.20
Fourth Quarter (through November 28)	0.45	0.24
Fourth Quarter (November 29 through December 31)	0.50	0.14
YEAR ENDED DECEMBER 31, 2004
First Quarter (through January 30)	$0.19	$0.13

Dividend Policy

        The Company has never paid cash dividends. The Board of Directors intends to retain any future earnings for payment of outstanding indebtedness and for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

Securities Transactions

        See "Contracts, Transactions, Negotiations and Agreements—Agreements Involving the Company's Securities."

(Remainder of page intentionally left blank)

SUMMARY FINANCIAL DATA

        The Company's financial statement information is incorporated herein by reference to its Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on April 8, 2003, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on December 10, 2003. The financial statements of the Company incorporated herein by reference to documents filed with the SEC may be inspected on, and copies may be obtained from, the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar.shtml. The financial statements as of December 31, 2002 have received an opinion from the Company's auditors, PricewaterhouseCoopers LLP, that is qualified as to the Company's ability to continue as a going concern due, among other things, to the Company's significant losses from operations and operating cash flow deficiencies for each of the three years in the period ended December 31, 2002. The Company also has incurred net losses in each of the last three fiscal years. The Company incurred an operating loss and a net loss on a historical basis for the nine month period ended September 30, 2003. On a pro forma basis, a net loss for the Company is reflected for the year ended December 31, 2002. Due to significant non-operating income that came about almost entirely due to the gain on the sale of a Mexican subsidiary of nearly $6.0 million in conjunction with the elimination of the interest expense on the Savia Debt, on a pro forma basis for the nine month period ended September 30, 2003, the Company shows net income of $0.9 million, or $0.02 per share. On a historical basis, the Company's common stock had negative book value per share at September 30, 2003.

        The following tables set forth selected historical consolidated financial and operating data for the Company as of and for the fiscal year ended December 31, 2002 and for the nine months ended September 30, 2003. Also included are the unaudited pro forma condensed consolidated financial statements, which adjust the Company's historical financial statements to illustrate the effect of the Exchange, the Debt Forgiveness and the Merger.

	Historical:	Pro Forma After Exchange, Debt Forgiveness and Merger:	Historical:	Pro Forma After Exchange, Debt Forgiveness and Merger:
	Year ended December 31, 2002	Year ended December 31, 2002	Nine Months ended September 30, 2003	Nine Months ended September 30, 2003
	(dollars in thousands, except per share amounts)
REVENUE AND EXPENSE DATA:
Revenues	$129,445	$129,445	$75,883	$75,883
Operating expenses	139,520	138,515	80,169	80,169
Operating loss	(10,075)	(10,075)	(4,286)	(4,286)
Interest expense	(8,821)	(1,572)	(7,050)	(1,604)
Other non-operating income(2)	72	72	6,232	6,232
Loss from continuing operations before discontinued operations	(17,670)	(10,421)	—	—
Discontinued operations: Loss from operations of research and development segment(1)	(1,942)	(1,942)	—	—
Net income (loss)	(20,415)	(13,166)	(4,581)	865
Basic net income (loss) per common share from continuing operations	$(0.80)	$(0.22)	$(0.20)	$0.02
Basic net income (loss) per common share from discontinued operations of research and development segment	$(0.09)	$(0.04)	—	—
Basic net income (loss) per common share	$(0.89)	$(0.26)	$(0.20)	$0.02
Diluted net income (loss) per common share from continuing operations	$(0.80)	$(0.22)	$(0.20)	$0.01
Diluted net income (loss) per common share from discontinued operations of research and development segment	$(0.09)	$(0.04)	—	—
Diluted net income (loss) per common share	$(0.89)	$(0.26)	$(0.20)	$0.01
Basic weighted average number of common shares	23,012,753	49,971,850	23,012,753	49,971,850
Diluted weighted average number of common shares	23,012,753	49,971,850	23,012,753	73,156,116
Earnings to fixed charges(3)	—	—	—	2.55

(1)
On May 13, 2002 the Company announced that it had begun closing down its research and development operations, including all of the activities carried out through its wholly-owned subsidiary companies, DNAP and VPP

  Corporation. Accordingly, the research and development operations were closed down during May and June 2002, including the Oakland, California facility, and all personnel were laid-off. DNAP shifted its focus to the licensing and sale of its intellectual property. The shutdown of operations was completed on June 30, 2002.

(2)
The Company sold a Mexican subsidiary in the second quarter of 2003 which generated a gain of nearly $6.0 million after accounting for the expenses of this transaction. Taxes on this transaction were estimated at $0.8 million.

(3)
The ratio of earnings to fixed charges on a historical basis for the year ended December 31, 2002 and the nine months ended September 30, 2003 and on a pro forma basis for the nine months ended September 30, 2003 provided less than one to one coverage and therefore was insufficient to cover fixed charges or any preferred dividends if they had been declared. On a historical basis, the amount of the deficiency connected with the continuing operations of the Company was $17.8 million for the year ended December 31, 2002 and $3.2 million for the nine months ended September 30, 2003. On a pro forma basis, the amount of the deficiency connected with the continuing operations of the Company was $10.5 million for the year ended December 31, 2002. The calculation of these deficiencies assumes no amortization of any of the Savia Debt and that no dividends on the Convertible Preferred Stock were declared or paid on a historical basis.

	Historical:	Pro Forma After Exchange, Debt Forgiveness, and Merger:
	Third Quarter ended September 30, 2003	Third Quarter ended September 30, 2003
BALANCE SHEET DATA (AT END OF PERIOD):
Current assets	$35,167	$34,073
Non-current assets	42,436	42,436
Total assets	77,603	76,509
Current liabilities	122,860	44,731
Non-current liabilities	974	974
Total liabilities	123,834	45,705
Total stockholders' equity (deficit)	(46,820)	30,215
Book value per share	(2.04)	0.60
Book value per share, assuming dilution	(2.04)	0.41

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements adjust the Company's historical financial statements to illustrate the effect of the Exchange, the Debt Forgiveness and the Merger. The pro forma adjustments are based on estimates and assumptions explained further in the accompanying notes to unaudited pro forma financial statements. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2003 gives effect to the Exchange, the Debt Forgiveness and the Merger as if they occurred on September 30, 2003. The unaudited pro forma condensed consolidated statement of operations for the nine month period ended September 30, 2003 and the year ended December 31, 2002 gives effect to the Exchange, the Debt Forgiveness and the Merger as if they occurred on January 1, 2003 and 2002, respectively.

        The pro forma financial information is not necessarily indicative of the results of operations or the financial position which could have been attained had the Exchange, the Debt Forgiveness and the Merger been consummated at the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of the Company.

BIONOVA HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2003
(dollars in thousands)

	Historical	Pro Forma Exchange/Debt Forgiveness Adjustments		Pro Forma After Exchange, Debt Forgiveness and Merger
ASSETS:
Current assets:
Cash and cash equivalents	$5,482	(1,094	)a1	$4,388
		(300	)a2
Restricted cash	—	300	a2	300
Accounts receivable, net	14,501			14,501
Advances to growers, net	2,963			2,963
Inventories, net	9,710			9,710
Assets held for sale	1,147			1,147
Other current assets	1,364			1,364

Total current assets	35,167	(1,094)		34,073
Property, plant and equipment, net	30,737			30,737
Patents and trademarks	1,021			1,021
Other assets	10,678			10,678

Total assets	$77,603	(1,094)		$76,509

LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$19,452			$19,452
Accounts due to related parties	101,480	(78,129	)b	23,351
Short-term bank loans	1,928			1,928

Total current liabilities	122,860	(78,129)		44,731
Long-term liabilities with third parties	974			974

Total liabilities	123,834	(78,129)		45,705

Minority interest	589			589

Commitments and contingencies
Stockholders' equity (deficit):
Convertible preferred stock	—			—
		270	c1
Common stock	230	(49	)c2	451
Additional paid-in capital	171,573	2,156	d1	173,334
		(395	)d2
Accumulated deficit	(218,495)	75,703	e1	(143,352)
		(650	)e2
Accumulated other comprehensive income (loss)	(128)			(128)

Total stockholders' deficit	(46,820)	77,035		30,215

Total liabilities, minority interest, and stockholders' deficit	$77,603	(1,094)		$76,509

Book value per share	$(2.04)			$0.60

Book value per share, assuming dilution	(2.04)			0.41

The accompanying notes are an integral part of these
condensed consolidated financial statements.

BIONOVA HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2003
(dollars in thousands, except for per share amounts)

	Historical	Pro Forma Exchange/Debt Forgiveness Adjustments		Pro Forma After Exchange, Debt Forgiveness and Merger
Total revenues	$75,883			$75,883
Cost of sales	69,490			69,490
Selling and administrative expenses	10,451			10,451
Loss on sale of assets	228			228

	80,169			80,169

Operating income (loss)	(4,286)			(4,286)

Interest expense	(7,050)	5,446	f	(1,604)
Interest income	889			889
Exchange gain (loss), net	705			705
Gain on sale of land	548			548
Other non-operating income, net	6,232			6,232

	1,324	5,446		6,770

Net income (loss) before income taxes	(2,962)	5,446		2,484
Income tax expense	1,431			1,431

Income (loss) before minority interest	(4,393)	5,446		1,053
Minority interest in net loss (profit) of subsidiaries, net	(188)			(188)

Net income (loss)	(4,581)	5,446		865
Other comprehensive income (expense) net of tax:
Foreign currency translation adjustment	92			92

Comprehensive income (loss)	$(4,489)	5,446		$957

Basic net income (loss) per common share	$(0.20)			$0.02

Diluted net income (loss) per common share	$(0.20)			$0.01

Weighted average number of common shares outstanding	23,012,753			49,971,850
Weighted average number of common shares outstanding, assuming dilution	23,012,753			73,156,116

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

BIONOVA HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002
(dollars in thousands, except for per share amounts)

	Historical	Pro Forma Exchange/Debt Forgiveness Adjustments		Pro Forma After Exchange, Debt Forgiveness and Merger
Total revenues	$129,445			$129,445

Cost of sales	123,900			123,900
Selling and administrative expenses	15,088			15,088
Loss on sale of assets	532			532

	139,520			139,520

Operating income (loss)	(10,075)			(10,075)
Interest expense	(8,821)	7,249	f	(1,572)
Interest income	1,350			1,350
Exchange gain (loss), net	(196)			(196)
Other non-operating income, net	72			72

	(7,595)	7,249		(346)

Income (loss) from continuing operations before discontinued operations	(17,670)	7,249		(10,421)
Discontinued operations:
Loss from operations of research and development business segment	(1,942)			(1,942)

Income (loss) before income taxes	(19,612)	7,249		(12,363)
Income tax expense	572			572

Income (loss) before minority interest	(20,184)	7,249		(12,935)
Minority interest in net loss (profit) of subsidiaries, net	(231)			(231)

Net income (loss)	(20,415)	7,249		(13,166)
Other comprehensive income (expense) net of tax:
Foreign currency translation adjustment	(67)			(67)

Comprehensive income (loss)	$(20,482)	7,249		$(13,233)

Basic and diluted net loss per common share from continuing operations	$(0.80)			$(0.22)
Basic and diluted net loss per common share from discontinued operations of the research and development segment	(0.09)			(0.04)

Basic and diluted net loss per common share	$(0.89)			$(0.26)

Weighted average number of common shares outstanding	23,012,753			49,971,850

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

BIONOVA HOLDING CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands)

Note 1—Summary of the Transactions

        The transactions reflected in the Pro Forma Financial Statements involve a financial restructuring of the Company, which involves (i) the satisfaction of $2,426,318.73 of the principal amount of the $55,459,743.57 Promissory Note (the "Bionova Note") of the Company dated December 30, 2002 held by Savia for 26,959,097 shares of the Company's common stock, (ii) the contribution by Savia to Ag-Biotech of 26,959,097 shares of the Company's common stock held by Savia following the consummation of the foregoing stock issuance, (iii) the contribution by Ag-Biotech to Ag-Biotech Capital Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ag-Biotech ("Newco") of 45,035,936 shares of the Company's common stock (which includes the 18,076,839 shares currently held by Ag-Biotech) and 200 shares of Series A Convertible Preferred Stock, (iv) the forgiveness by Savia of $53,033,424.84 of the principal amount of the Bionova Note (which is all of the principal balance of the Bionova Note that will remain outstanding following the consummation of the foregoing stock issuance) and all of the accrued and unpaid interest under the Bionova Note (which as of September 30, 2003 totaled approximately $22.7 million), and (v) a short-form merger transaction in which the Company's stockholders other than Savia and its affiliates will be cashed-out of their ownership of the Common Stock at a price of $0.09 per share. (It should be noted that steps (ii) and (iii) above have no effect on these pro forma financial statements.)

Note 2—Unaudited Pro Forma Net Income (Loss) per Share

        Basic net income (loss) per common share is computed as net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed as net income (loss) divided by the weighted average number of common shares and potential common shares issuable, using the treasury stock method, outstanding during the period. Potential common shares issuable include stock options, warrants and other convertible securities. Potential common stock has been excluded from the computation of historical net loss per share for the year ended December 31, 2002 and the nine months ended September 30, 2003, and also for the pro forma net loss per share for the year ended December 31, 2002, as its effect would be anti-dilutive. Included in the potential common shares are the 200 shares of Series A Convertible Preferred Stock. These 200 shares of Series A Convertible Preferred Stock cannot currently be converted into common stock of the Company. However, they have been included in the potential common shares because they may be converted into 23,156,116 shares of the Company's common stock upon the adoption and filing of a charter amendment by the Company increasing the authorized number of shares of the Company's common stock to at least 70 million.

        The 26,959,057 shares of the Company's common stock to be issued in connection with the exchange of the $2,426,318.73 of principal associated with the Bionova Note described in "Note 1—Summary of the Transactions" have been included in the calculation of pro forma basic and diluted net income (loss) per share attributable to common stockholders, as if they were outstanding for the nine months ended September 30, 2003 and the year ended December 31, 2002, as follows:

	Thousands of Shares
	Nine Months Ended September 30, 2003		Year Ended December 31, 2002
	Basic	Diluted	Basic and Diluted
Shares used in computing basic net income (loss)	23,013	23,013	23,013
Shares issued for conversion of debt	26,959	26,959	26,959
Shares reserved for stock options outstanding	—	28	—
Shares issued for conversion of Series A Convertible Preferred Stock	—	23,156	—

Total weighted average number of shares used in computing net income (loss) per share	49,972	73,156	49,972

Note 3—Pro Forma Adjustments (Dollars in thousands)

Balance Sheet Adjustments

  (a)
  Cash and restricted cash have been adjusted as follows:

    (a1) Cash has been adjusted to reflect the pay out to minority stockholders in the amount of $444 and fees and expenses in the amount of $650 associated with completing the transactions described in "Note 1—Summary of the Transactions."

    (a2) Cash has been further adjusted by $300 and moved to a restricted cash account to reflect the agreement between the Company and Savia that the Company will place $300 into a restricted cash account for a period of up to one year from the date of the Exchange Agreement to cover potential director and officer indemnification obligations and related litigation expenses.

  (b)
  Accounts due to related parties have been reduced by the indebtedness of the Company owing to Savia as of September 30, 2003 in the amount of $78,129 in exchange for the issuance of 26,959,097 shares of the Company's common stock to Savia valued at $0.09 per share and the forgiveness by Savia of $53,033 of the principal amount of the Bionova Note (which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the foregoing stock issuance) and all of the accrued and unpaid interest under the Bionova Note (which as of September 30, 2003 totaled $22,670), in connection with the exchange transaction described above in "Note 1—Summary of the Transactions."

  (c)
  The Company's common stock has been increased by $221 reflecting:

    (c1) the increase in the Company's common stock by $270 for the issuance of 26,959,097 shares of the Company's common stock to Savia at $0.01 par value per share in connection with the Exchange described above in "Note 1—Summary of the Transactions," and

    (c2) the decrease in the Company's common stock by $49 reflecting the buyback and retirement of approximately 4.9 million shares of the Company's common stock at $0.01 par value per share from the minority stockholders.

  (d)
  Paid-in capital has been increased by the amount of $1,761 reflecting:

    (d1) the increase of paid-in-capital by $2,156 reflecting the issuance of 26,959,097 shares of the Company's common stock for the satisfaction of $2,426 of the principal amount of the $55,460 Promissory Note of the Company dated December 30, 2002 held by Savia, and

    (d2) the decrease of paid-in-capital by $395 reflecting the buyback and retirement of approximately 4.9 million shares of the Company's common stock at $0.01 par value per share from the minority stockholders at $0.09 per share.

  (e)
  The accumulated deficit has been decreased by $75,053 reflecting:

    (e1) the forgiveness by Savia of $53,033 of the principal amount of the Bionova Note (which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the foregoing stock issuance) and all of the accrued and unpaid interest under the Bionova Note (which as of September 30, 2003 totaled $22,670) and

    (e2) the amount of $650 of fees and expenses associated with completing the transactions described in "Note 1—Summary of the Transactions."

Income Statement Adjustments

  (f)
  Interest expense has been reduced for the nine-month period ending September 30, 2003 and the year ending December 31, 2002 in the amounts of $5,446 and $7,249, respectively, which reflects the elimination of the interest associated with the Savia Debt.

EXHIBIT A

EXCERPT FROM DELAWARE GENERAL CORPORATION LAW

  Section 262—Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

EXHIBIT B

[AgriCapital letterhead]

January 19, 2004

Board of Directors
Bionova Holding Corporation
P.O. Box 1586
Nogales, AZ 85628-1586

Gentlemen:

        You have asked us to advise you with respect to the fairness to the holders ("Holders") of Common Stock, par value $.01 per share ("Company Common Stock"), of Bionova Holding Corporation (the "Company"), other than Savia, S.A. de C.V. ("Savia") and Ag-Biotech Capital, LLC ("Ag-Biotech"), from a financial point of view of the consideration proposed to be paid by the Company to the Holders (other than Savia and its affiliates and unaffiliated Holders who demand and perfect their statutory dissenters' rights) in the merger transaction described below (the "Merger"); and as to the fairness, from a financial point of view, to the Company of the issuance of shares of Company Common Stock to Savia in satisfaction of a portion of the principal amount of a Promissory Note held by Savia (the "Promissory Note") on the terms described below (the "Exchange"). The terms and conditions of the Merger and the Exchange are set forth in more detail in the draft dated January 16, 2004 of the Agreement in Principle between the Company and Savia.

        We understand that the Exchange provides for Savia to cancel approximately $2.4 million of the principal balance of the Promissory Note payable to Savia for 26,959,097 shares of newly-issued Company Common Stock. We also understand that Ag-Biotech will form a new Delaware corporation ("Newco"), and upon completion of the Exchange, Savia will contribute to Ag Biotech all of Savia's holdings of Company Common Stock, and then Ag-Biotech will contribute to Newco all of its holdings in the Company Common Stock and Series A Convertible Preferred Stock, par value $0.01 per share ("Convertible Preferred Stock") of the Company in exchange for 100% of the common stock of Newco. We understand that Newco will then own approximately 90.1% of the Company's Common Stock and 100% of the Convertible Preferred Stock. Upon the closing of the Exchange, Newco will be merged with and into the Company, with the Company surviving as a Delaware corporation. All Holders of the Company (other than Newco and unaffiliated stockholders who demand and perfect their statutory dissenters' rights) will receive the right to receive $0.09 per share in cash in payment for their cancelled shares.

        For purposes of the opinion set forth herein, we have:

    (i)
    Met with the Company's management;

    (ii)
    Reviewed the 2004 financial forecast provided by the Company's management;

    (iii)
    Reviewed the Company's Annual Report on Form 10-K for the year ended December 31, 2002; its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2003, and monthly forecast data for the periods ended October 31, November 30 and December 31, 2003;

    (iv)
    Reviewed drafts of the Agreement in Principle between the Company and Savia and the form of Exchange and Stock Issuance Agreement attached thereto and for purposes hereof, we have assumed that the final forms of these documents will not differ in any material respect from the drafts provided to us;

    (v)
    Reviewed Company Common Stock trading history;

    (vi)
    Reviewed the Company's industry comparable companies' business and financial condition and the Company's industry comparable recent transactions; and

    (vii)
    Performed such other analyses as we have deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. We have assumed that the financial projections prepared by Company's management were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, January 19, 2004.

        We have acted as financial advisor to the Company in connection with the described transactions and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its evaluation and does not constitute a recommendation to the Board of Directors or any Holders as to how to vote in connection with the Merger. This opinion does not address the Company's or any other entity's underlying business decision to pursue the Merger or the Exchange, the relative merits of the Merger or the Exchange as compared to any alternative business strategies that might exist for the Company or the relative effects of any alternative transaction in which the Company might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any document to be distributed to the Holders in connection with the Merger.

        Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the Holders of Company Common Stock (other than Savia and its affiliates and unaffiliated Holders who demand and perfect their statutory dissenters' rights) in the Merger is fair, from a financial point of view, to such Holders; and the issuance of shares of Company Common Stock to Savia in connection with the Exchange is fair, from a financial point of view, to the Company.

Very truly yours,
By:
/s/ WILLIAM D. GOODBAR, JR. William D. Goodbar, Jr. Managing Director

EXHIBIT C

        The financial projections reviewed by the Board were prepared by the various operating companies and are summarized below. The column entitled "U.S. and Mexico" is a consolidation of the three U.S. distribution companies (Bionova Produce, Inc., R. B. Packing of California, Inc., and Bionova Produce of Texas, Inc.) along with the Mexican farming and administrative companies (Agrobionova, S.A. de C.V. and Comercializadora Premier, S.A. de C.V.). The forecasts include all operating revenues and costs along with administrative expenses and interest costs directly related to the operations of these businesses. The forecasts do not include interest expense associated with the Savia Debt of approximately $7.2 million, or the "public company" administrative expenses of Bionova Holding Corporation of approximately $1.4 million.

        The prospective financial information included in this Schedule 13E-3 constitutes "forward-looking" statements. Although the Company believes that the expectations reflected in these forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The following factors, among others, may affect the Company's actual results and could cause such results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company: liability resulting from shareholder lawsuits, commercial success of new products, agribusiness risks, inability to obtain additional financing, competitive factors, governmental and economic risks associated with foreign operations, and proprietary protection of and advances in technology. Further information on the factors that could affect the Company's financial results is contained in the Company's Form 10-Q for the quarter ended September 30, 2003 and Form 10-K for the year ended December 31, 2002 which have been filed with the Securities and Exchange Commission.

Forecasted Statement of Earnings
January 1, 2004 through December 31, 2004
(Thousands of U.S. Dollars)

	U.S. and Mexico	Premier Canada	Total
Revenues	37,350	71,579	108,929
Product cost/Cost of sales	26,694	63,496	90,190

Gross margin	10,656	8,083	18,739
Selling, general and administrative costs	8,495	7,003	15,498
Other expenses	340	0	340

Operating income	1,821	1,080	2,901
Net interest expense (income)	2,640	(211)	2,429

Income (loss) before taxes	(819)	1,291	472
Income tax	0	451	451

Net income	(819)	840	21

QuickLinks

  Exhibit 99(a)
TRANSACTION STATEMENT Pursuant to Rule 13e-3 of the Securities Exchange Act of 1934
SUMMARY OF THE TRANSACTIONS
FREQUENTLY ASKED QUESTIONS
SPECIAL FACTORS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
SUMMARY FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
BIONOVA HOLDING CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET September 30, 2003 (dollars in thousands)
BIONOVA HOLDING CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the Nine Months Ended September 30, 2003 (dollars in thousands, except for per share amounts)
BIONOVA HOLDING CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the Year Ended December 31, 2002 (dollars in thousands, except for per share amounts)
BIONOVA HOLDING CORPORATION NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands)
EXHIBIT A EXCERPT FROM DELAWARE GENERAL CORPORATION LAW
EXHIBIT B [AgriCapital letterhead]
EXHIBIT C